Hypo Real Estate
GROUP

PROCESSED
AUG 2 0 2008
THOMSON REUTERS

RECEIVED
2008 AUG 18 A 8:19

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

[redacted]

08004357

Division Group Corporate Office
Address Unsoeldstrasse 2
80538 Muenchen, Germany
Contact Person Kay Amelungse
Telephone +49/89/20 30 07-703
Fax +49/89/20 30 07-772
E-mail Kay.Amelungse
@HypoRealEstate.com

Rule 12g3-2(b) File No.
82-34748

Date 13 August 2008

SUPPL

Hypo Real Estate Holding AG
Rule 12g3-2(b) File No. 82-34748

Dear Madam or Sir,

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Hypo Real Estate Holding (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully
Hypo Real Estate Holding AG

Kay Amelungse

Stefanie Weyrich

<u>Enclosures</u>

13 August 2008	Press release: Hypo Real Estate Group continues to be profitable in Q2
13 August 2008	Interim Report as of 30 June 2008

8/18

Press release

Hypo Real Estate Group continues to be profitable in Q2

- **Adjusted pre-tax profit up to € 40 million compared with Q1**
- **Core capital ratio has increased to 8.6%**
- **CDO effects of € 145 million recognised in results**
- **High-interest and high-margin new business in Public Sector Finance**
- **Positive pre-tax results at all operating business segments**
- **Market conditions are still uncertain and difficult**

Munich, 13 August 2008 – The Hypo Real Estate Group has again operated profitably in the second quarter of 2008 despite unfavourable market conditions. Pre-tax profit, calculated without the effect of the Mandatory Convertible Bond issued for financing the DEPFA acquisition, has improved to € 40 million (Q1: € 6 million). All operating business segments – Commercial Real Estate Financing, Public Sector & Infrastructure Finance as well as Capital Markets & Asset Management – have reported positive pre-tax results. There has been a particularly positive development in net interest income in Public Sector Finance. The core capital ratio increased to 8.6% as of 30 June, compared with 8.3% at the end of March 2008.

In the second quarter of 2007, before the outbreak of the international financial crisis, the pro-forma consolidated pre-tax profit calculated including DEPFA figures amounted to € 320 million.

The current pre-tax profit includes revaluations of € 145 million in the CDO portfolio recognised in the income statement, with which the Hypo Real Estate Group reflects the market environment. Such valuation changes had a negative impact of € 175 million upon results in the first quarter.

With regard to new business in the second quarter, the Hypo Real Estate Group again gave priority to reducing risk and assuring liquidity ahead of achieving higher market shares, particularly in infrastructure and real estate financing. In the field of public sector finance, the company again succeeded in generating above-average margins of around 40 basis points and yields in excess of 30%.

Hypo Real Estate Group
Corporate Communications
Unsöldstr. 2
80538 München

"We have presented a respectable result in view of the difficult conditions. This result confirms our course of continuing to focus on safety in terms of new business as well as risk and cost management", says **CEO Georg Funke**. "The next months will continue to be challenging for the entire financial sector. The fact that market prospects are still uncertain means that it is almost impossible to make reliable forecasts. However, one aspect has been demonstrated by recent months: Our business model is profitable, particularly following the acquisition of DEPFA, even in this difficult market climate. Its two main pillars, namely commercial real estate and public finance, are strong and viable on the basis of strict risk management and on-balance-sheet lending. This assessment should be fundamentally confirmed by developments in the remainder of the year unless further external shocks dash all the hopes of market participants."

Group development, an overview (in € million)

Hypo Real Estate Group					
	2nd Quarter 2008	**1st Quarter 2008**	**2nd Quarter 2007 (Pro forma)**	**H1 2008**	**H1 2007 (Pro forma)**
Operating performance					
Operating revenues	236	184	520	420	1,018
Net interest income and similar income	304	299	335	603	674
Net commission income	34	35	55	69	109
Net trading income	12	-98	23	-86	51
thereof: Valuation result on synthetic CDOs affecting income	-19	-87	-	-106	-
Net income from financial investments	-135	-29	86	-164	163
thereof: Valuation result on cash CDOs affecting income	-126	-88	-	-214	-
Net income from hedge relationships	15	-19	19	-4	19
Balance of other operating income/expenses	6	-4	2	2	2
Provisions for losses on loans and advances	37	33	30	70	64
General administrative expenses	160	145	170	305	330
Balance of other income/expenses (including effects from the Depfa acquisition)	-22	184	-	162	-
Pre-tax profit[1]	17	190	320	207	624
Effects from the Depfa acquisition	-23	184	-	161	-
Pre tax profit[2]	**40**	**6**	**320**	**46**	**624**
Net income/loss[3]	**29**	**11**	-	**40**	-
Net income/loss IFRS	**12**	**148**	-	**160**	-

[1] including the effect from the embedded derivative relating to the Mandatory Convertible Bond
[2] excluding the effect from the embedded derivative relating to the Mandatory Convertible Bond
[3] excluding the effect from the embedded derivative relating to the Mandatory Convertible Bond; including the effects from capitalised losses carried forward relating to other periods

Group development Q2 2008

- Operating revenues (sum of net interest income and similar income, net commission income, net trading income, net income from financial investments, net income from hedge relationships and the balance of other operating income / expenses) were reported as € 236 million in the second quarter of 2008, which was considerably higher than the figure of € 184 million reported for the previous quarter. It was not possible to repeat the pro forma figure of € 520 million (including DEPFA) for the second quarter of 2007 as a result of the international financial crisis and the associated value adjustments in relation to the CDO portfolio recognised in the income statement.
- Compared with the previous quarter, net interest income and similar income improved slightly to € 304 (299) million. This was due to various factors, including the positive development in margins in the public sector finance portfolio. The figure for the second quarter of 2007 was € 335 million.
- Net commission income of € 34 (35) million remained at the relatively low level seen in the previous quarter, and was thus considerably lower than the figure of € 55 million reported for the previous year. This reflects mainly the conservative new business in real estate and infrastructure financing.
- On this occasion, trading reported a positive result of € 12 million (previous quarter: € -98 million). This includes negative valuation effects on CDOs of € 19 (87) million. Net trading income in the second quarter of 2007 amounted to € 23 million.
- Net income from financial investments was reported as € -135 million, considerably lower than the figure of € -29 million for the previous quarter and far below the previous year figure of € 86 million. This development is due to negative valuation effects on CDOs of € 126 reflected in this position (previous quarter: € 88 million). In addition, the previous quarter figure benefited from the effect of the initial consolidation of Quadra Realty Trust. In the second quarter of 2008, the positive result attributable to the planned sale of a property of Hypo Real Estate Bank in Munich was offset by

an impairment of a similar amount in relation to the equity participation in Babcock & Brown.

- With regard to the valuation of the Group portfolio of Collatéralised Debt Obligations (CDO), the Hypo Real Estate Group has reduced the model reserve which was created and recognised in the income statement in 2007 with regard to uncertainty for the assumptions and estimates which have been made; it has been reduced from € 90 million to around € 20 million. **CFO Dr. Markus Fell** explained: "The fact that the model reserve has been to a large extent released was appropriate because the risks attributable to the method of valuing the CDO portfolio are now of manageable proportions. This is also applicable for the possible extent of the value adjustments which still have to be made. We are assuming that any necessary CDO adjustments which will have to be recognised in the income statement will to a large extent have been completed by the end of 2008."
- Net income from hedge relationships has improved appreciably to € 15 million (previous quarter: € -19 million), and was thus just lower than the corresponding previous year level of € 19 million.
- Provisions for losses on loans and advances in the second quarter were higher than the corresponding figure for the previous quarter (€ 37 million compared with € 33 million) and also higher than the corresponding figure for the second quarter of 2007 (€ 30 million). This item was however still below the pro-rata forecast for 2008.
- General administrative expenses of € 160 million were € 10 million lower than the corresponding previous year, but they were € 15 million higher than in the first quarter of 2008. This discrepancy reflects synergies attributable to the integration of DEPFA. On the other hand, the selection process in connection with the participation of strategic investors in the Hypo Real Estate Group resulted in consultancy fees of € 10 million.

- At € -22 million (previous quarter: € +184 million), the balance of other income / expenses was again dominated by the mandatory market valuation of a derivative based on shares of Hypo Real Estate Holding AG, which is embedded in the mandatory convertible bond issued for partially financing the DEPFA acquisition. Following the mandatory conversion of the bond into shares of Hypo Real Estate Holding AG on 20 August 2008, this aspect will not have any further effects recognised in the income statement.
- Adjusted correspondingly by the effect from the embedded derivative, and also including the CDO valuation adjustments, consolidated pre-tax profit increased to € 40 million (previous quarter: € 6 million). Even including the effect from the embedded derivative of € -23 (+184) million attributable to the mandatory convertible bond, the Group was still profitable at € 17 (190) million, although this figure is significantly lower than the corresponding previous year figure of € 320 million.
- After taxes of € 5 million net income in the second quarter (according to IFRS) amounted to € 12 million (previous quarter: € 148 million). This amount is attributable entirely to the shareholders, because there are no minority interests. The result very much reflects the effects from the embedded derivative. After being adjusted by the post-tax effect from the embedded derivative relating to the mandatory convertible bond (€ -17 million), net income amounted to € 29 million (previous quarter: € 11 million).

Net assets and capital ratios as of 30 June 2008

- The total assets of the Hypo Real Estate Group amounted to € 395.4 billion as of 30 June 2008, compared with € 400.2 billion as of 31 December 2007.
- As of 30 June 2008, the volume of lending amounted to € 257.3 billion, compared with € 256.2 billion at the end of 2007.
- At the end of June 2008, the Group reported financial investments of € 98.8 billion, representing growth of around € 9.9 billion compared with the end of 2007 (€ 88.9 billion). Of this total figure, € 93.6

billion (31 December 2007: € 82.2 billion) was attributable to Available-for-Sale (AfS) financial investments. These consist mainly of government paper with a very low risk profile.

- The AfS reserve declined by around € 0.5 billion to € -1.8 billion in the second quarter. This decline is due to changes in the prices of AfS financial instruments which are not recognised in the income statement and which, in accordance with IFRS, have to be recognised irrespective of the risk profile of the instrument as of the reference date. Accordingly, the market-related widening of credit spreads for government paper of countries such as Italy, Greece or the USA resulted in a decline of € 560 million in the revaluation reserve in the second quarter of the year although there is no significant default risk with regard to such paper. Securities issued by sovereigns with a high credit rating account for approximately 70% of the negative AfS reserve.
- The consistent risk and business management of the Hypo Real Estate Group has been reflected in a significant improvement in the core capital ratio. As of the balance sheet date, this ratio was reported as 8.6%, considerably higher than the level of 8.3% as of 31 March 2008, and was thus also higher than the figure of 7.0% as of 31 December 2007 which was still calculated in accordance with Basel I. The own funds ratio improved to 11.3% as of 30 June 2008, compared with 10.9% as of 31 March 2008 and 9.4% at the end of 2007 (in accordance with Basel I).

New business

- New business in commercial real estate financing amounted to € 2.6 billion in the second quarter, compared with € 3.1 billion in the first quarter of the year. It was thus considerably lower than the corresponding previous year figure of € 9.4 billion. The internal rate of return (IRR) after taxes on new business was again above 15%.
- New public sector finance business was reported as € 11.3 billion in the second quarter (Q1 2008: € 15.1 billion), and thus remained at a high level in the first half of 2008 (€ 26.4 billion compared with € 29.7 billion in H1 2007). At around 40 basis points, the net margin in this low-risk business was again excellent.
- The Hypo Real Estate Group was very cautious with regard to new infrastructure financing business (€ 0.4 billion) as a result of the market conditions. In the first half of 2008, the overall level of € 2.0 billion was € 3 billion lower than the corresponding previous year figure.

Result of the operating segments

- The Commercial Real Estate segment, which comprises the German and international commercial real estate financing business, reported pre-tax profit of € 130 million in the second quarter of 2008 (previous quarter: € 164 million). The main factor behind this decline was the fact that no financial investments were sold. Such sales had resulted in income of € 23 million in the first quarter. Net interest income and net commission income as well as net trading income continued to be relatively stable, and provisions for losses on loans and advances increased slightly to € 25 (23) million.

- The Public Sector & Infrastructure Finance segment, which mainly comprises the public sector and infrastructure finance business of DEPFA, reported pre-tax profit of € 151 million, which was lower than the figure of € 172 million for the previous quarter. The strong increase in net interest income was a positive development. At € 179 million, this item was much higher than the figure reported for the previous quarter (€ 157 million) and the previous year quarter (€ 133 million). However, this positive development was opposed by the decline in net trading income, which resulted from a widening of spreads in June.
- The Capital Markets & Asset Management segment benefited from a strong increase in net trading income. Overall, pre-tax profit improved to € 36 million, compared with € -19 million in the previous quarter.

Contact for the media:

Hypo Real Estate Group
Hans Obermeier
T +49 (0) 89 – 20 30 07 787
F +49 (0) 89 – 20 30 07 33 787
M hans.obermeier@hyporealestate.com

Oliver Gruß
T +49 (0)89 203007 781
F +49 (0)89 203007 772
M oliver.gruss@hyporealestate.com

Note for editors

An analyst call will be held today at 08:00 hours with Dr. Markus Fell, CFO of the Hypo Real Estate Group; this will also be broadcast in the internet under www.hyporealestate.com.

Hypo Real Estate Group

Following the acquisition of DEPFA Bank plc in October 2007, **Hypo Real Estate Group** has evolved into one of the leading international financial services providers for commercial real estate lending, public finance and infrastructure finance. The Group, with total assets of € 395 billion, 1,900 employees and offices across Europe, the Americas and Asia, consists of the non-operational listed Hypo Real Estate Holding AG and operational entities. Hypo Real Estate Bank International AG and Hypo Real Estate Bank AG conduct the international real estate financing business. DEPFA and DEPFA Deutsche Pfandbriefbank AG conduct the public sector and infrastructure finance business. Additional information is to be found on www.hyporealestate.com.

Hypo Real Estate
GROUP



Interim Report
as of 30 June 2008

Financial Highlights

		1.1.–30.6.2008	1.1.–30.6.2007
Operating performance according to IFRS			
Pre-tax profit	in € million	207	355
Net income/loss	in € million	160	219
Adjusted net income/loss[1]	in € million	257	267
Pro forma operating performance[2]		1.1.–30.6.2008	1.1.–30.6.2007
Pre-tax profit	in € million	207	624
Balance sheet figures		30.6.2008	31.12.2007
Total assets	in € billion	395.4	400.2
Equity (excluding revaluation reserve)	in € billion	8.0	7.9
Key capital ratios		30.6.2008	31.12.2007
Core capital	in € billion	7.4	7.1[3]
Own funds	in € billion	10.2	10.0[3]
Risk-weighted counterparty risk positions[4]	in € billion	82.8	101.0
Core capital ratio[5]	in %	8.6	7.0[3]
Own funds ratio[5]	in %	11.3	9.4[3]
Personnel		30.6.2008	31.12.2007
Employees		1,904	2,000
Portfolio figures		30.6.2008	31.12.2007
Volume of real estate financing	in € billion	64.1	65.6
Volume of state financing	in € billion	232.7	229.0
Volume of infrastructure financing	in € billion	18.6	18.4

[1] Excluding (inclusive the tax effects resulting out of it) the special effect from measurement of derivative embedded in mandatory convertible bond, the valuation result from CDO portfolio affecting income and the effects from capitalised losses carried forward relating to other periods
[2] Assumes first time consolidation of DEPFA at 1 January 2006
[3] As per approved annual financial statements and after profit distribution
[4] Including counterparty risks in the trading book; 2007 according to BIS, as reported in the Annual Report 2007
[5] 2007 according to BIS, as reported in the Annual Report 2007

Due to rounding, numbers presented throughout this document may not add up precisely to the totals provided and percentages may not precisely reflect the absolute figures. The previous year figures used in this report have been adjusted to the business segments Commercial Real Estate, Public Sector & Infrastructure Finance and Capital Markets & Asset Management which have been redefined as a result of the reorganisation of the Group.

Operating structure of Hypo Real Estate Group

as of 30 June 2008

Hypo Real Estate Holding AG
Munich

Commercial Real Estate
International and German
commercial real estate financing

Public Sector & Infrastructure Finance
Public sector
and infrastructure finance

Capital Markets & Asset Management
Capital markets
and asset management

Ratings

as of 28 July 2008		Moody's	S & P	Fitch Ratings
Hypo Real Estate Bank International AG	long-term	A1	A–	A
	short-term	P–1	A–2	F1
	outlook	under review downgrade[1]	Stable	Stable
Hypo Real Estate Bank AG	long-term	A2	A–	A
	short-term	P–1	A–2	F1
	outlook	under review upgrade[2]	Stable	Stable
DEPFA BANK plc	long-term	Aa3	A	AA–
	short-term	P–1	A–1	F1+
	outlook	Stable	Stable	Stable
DEPFA Deutsche Pfandbriefbank AG	long-term	Aa3	A–	A
	short-term	P–1	A–2	F1
	outlook	Stable	Stable	Stable

[1] Under review for downgrade. Short Term Ratings of P–1 affirmed.
[2] Under review for possible upgrade. Short Term Ratings of P–1 affirmed.

Content

Dear shareholders,

Your company, Hypo Real Estate Group, has again had to operate under unfavourable market conditions in the second quarter of 2008. Hopes, and in certain cases specific expectations of some politicians, businessmen and investors for an imminent end to the international financial crisis had failed to materialise by the summer. On the contrary: There are increasing signs at present that the economic climate in some major economies, including Germany, which initially appeared to be relatively robust, is now weakening considerably. At the same time, rising inflation continues to be a significant economic problem.

We are convinced that, in this context, it was right for Hypo Real Estate to give priority consistently in the second quarter to success by reducing risks and ensuring sustainably high margins and liquidity instead of achieving higher market shares. We are aware of the strengths of our business model; however, looking at the financial markets and the economy, we do not see many reasons for announcing the all-clear. The news flow concerning spectacular difficulties of major companies in America and Europe is not abating. This is also increasingly being reflected in the balance sheets and results of major commercial and investment banks.

Hypo Real Estate Group is of course not immune to such risks. However, we have adapted at an early stage to meet the challenges posed by the changed market conditions, and are now continuing to follow a course of caution and sustainable profitability. Not least because the business climate is so difficult, we will continue to notify you, our owners and investors, promptly and in an open manner of the opportunities and risks to your company and its markets. This approach is reflected in our financial reports as well as in regular investor conferences, analyst and media discussions of the Management Board.

This interim report details why my colleagues on the Management Board and myself believe that we will be able to present you with a respectable result for your company for the second quarter under the existing difficult conditions. We have continued to operate profitably, something which is not easy in the current banking climate. We have processed the adjustments in the value of our collateralised debt obligations (CDOs) which have again been necessary, and have strictly controlled the risk costs as well as general administrative expenses.

The strategic extension of our business model to include the major segment of Public Finance, which was initiated in 2007 with the acquisition of DEPFA, is already a success. In New Business, this is demonstrated by margins of around 40 basis points and yields of more than 30 percent. There has been a very positive development in net interest income particularly in Public Finance. We are stepping up our efforts to ensure that the capital market also will again adequately appreciate these results and the overall high earnings quality of lending.

With a core capital ratio of 8.6 % and an own funds ratio of 11.3 % as of 30 June 2008, we are adequately capitalised with regard to the business opportunities which we intend to utilise in the current market situation. As expected, the decision of S&P to downgrade some of the ratings of our Group by a notch has so far not had any significant impact on our funding. The currently stable outlook of S&P for our company is unusual today in the banking sector, and is extremely helpful for our refinancing.

We are preparing to face further challenges in the course of the next few months. Compared with last year, we are deliberately planning only a low volume of new business. We are also assuming that the risk costs, which in the first half were even lower than originally budgeted, will probably take greater advantage of their framework in the course of the second half of the year. We are analysing in particular the currently more difficult situation in key real estate markets such as Spain and Great Britain. We have eliminated the trading risks in the Group's Capital Markets business as planned.

Further value corrections recognised in the income statement are possible in our CDO portfolio; these are a mandatory requirement for us as a result of the IFRS regulations. However, their extent as well as the risks involved with the method of calculating the figures are declining. With regard to general administrative expenses, we will reduce the increase caused in the second quarter by vari-

ous factors, including the consultancy fees associated with the selection of the investor group, interested in a participation of our Company.

The continuing financial crisis and the related still uncertain impact on economies, our customers and asset valuations still do not permit any serious business and earnings forecasts. However, recent months have demonstrated one particular aspect: The core activities of our business model – on-balance-sheet lending of public sector and commercial real estate financing subject to strict risk management – are stable and profitable even under difficult market conditions. We consider that there are good reasons for this verdict to be confirmed in the further course of the year if there is no further external market turmoil. In such a situation, the price of our Company's shares should also return approximately to its fair level.

This assessment is supported by the entry of the group of investors headed by J.C. Flowers and the related confidence in our business model shown by these experienced investors who are looking to the medium term.

Kind regards

Georg Funke
CEO

Key facts about Hypo Real Estate Holding Shares in 2nd quarter 2008

WKN ordinary shares		802 770
ISIN ordinary shares		DE 000 802 770 7
SE code		HRX
Number of listed shares as of 30.6.2008	units	201,108,262
Number of ordinary shares as of 30.6.2008	units	201,108,262
Average number of listed shares in 2nd quarter 2008	units	201,108,262
Initial listing on 6.10.2003	in €	11.25
High Q2 2008[1]	in €	24.02
Low Q2 2008[1]	in €	17.67
Quarterly closing price[1]	in €	17.88
Market capitalisation as of 30.6.2008	in € million	3,596
Basic earnings per share	in €	0.81
Diluted earnings per share	in €	0.81
Known shareholders with a stake of more than 5 %		The Capital Group and Companies
		J. C. Flowers & Co and Grove International Partners

[1] XETRA closing prices of the Frankfurt stock exchange

The shares of Hypo Real Holding AG have held up comparatively well in the second quarter, under difficult market conditions. In the period under review, the shares gained 8.6 %, and thus outperformed the DAX as well as the relevant Prime Banks subindex. However, we have to take into account the considerable loss of the share in the first quarter 2008.

The international stock markets and particularly most financial stocks continued to be under considerable pressure on the stock exchanges in the second quarter. The market climate was considerably affected by negative news relating to numerous financial service providers as well as increasing fears that the economy in major countries was likely to weaken. As a consequence, the Dow Jones Industrial Average (minus 7.4 %) and the Euro STOXX 50 (minus 7.6 %) were among the clear losers. The DAX, which unlike the Dow Jones reported considerable losses in the first quarter, declined by a further 1.8 %. Its Prime Banks subindex, which also comprises the shares of Hypo Real Estate, declined by 11.6 % due to the continuing financial market crisis.

The fact that our Company's shares achieved a much better performance (plus 8.6 %) is explained by market experts as a technical reaction to the losses seen in the first quarter of 2008. On the other hand, the shares were also supported by the offer submitted by the group of investors co-ordinated by the American financial investor J. C. Flowers to acquire 24.9 % of the share capital. The market perceived the commitment of this group of investors to be a statement of confidence in the business model of Hypo Real Estate Group. The Management Board welcomed the investment as a contribution towards stabilising the shareholder structure. The relatively high delivery ratio of 46.7 % of the offer triggered off a certain correction in the share price at the end of June.

Share price development in the 2nd quarter 2008


indexed
Hypo Real Estate Holding Shares
DAX
Prime Banks
140
120
100
80
1.4.
1.5.
1.6.
30.6.

Around 2,300 shareholders attended the fifth Annual General Meeting of Hypo Real Estate Holding AG on 27 May 2008. The initial presence amounted to 50.25 % of the share capital.

The shareholders approved all items on the agenda with large majorities.

The actions of the Management Board and Supervisory Board were approved (95.35 % and 97.78 % respectively). The shareholders approved a dividend of € 0.50 per share for financial year 2007 (2006: € 1.50). In view of the current market climate, this dividend resolution takes account of the need to strengthen the Company's capital base.

The Supervisory Board was also extended to include a further six members. The increased size of this body takes account of the changed profile and the new structure of the Group following the acquisition of DEPFA BANK plc. In this connection, the articles of association were also revised with regard to the quorum requirements applicable for the Supervisory Board and also the length of the period of office for members of the Supervisory Board. A further change to the articles of association related to the chairmanship of the Annual General Meeting.

The shareholders also adopted the other resolutions:

- The authorisation to buy back treasury shares was renewed and extended until 26 November 2009.
- New authorised capital of € 180 million was created as well as the creation of new authorised capital of € 60 million with the possibility of excluding shareholder subscription rights in accordance with section 186 (3) sentence 4 AktG.
- A further resolution was adopted with regard to a contingent capital increase combined with authorisation to issue conversion/option bonds, profit-sharing rights and/or adjustment bonds (or a combination of these instruments).
- Hypo Real Estate Holding AG was approved to conclude a profit transfer agreement with DEPFA Deutsche Pfandbriefbank AG.
- KPMG was re-appointed as the auditor for the financial year 2008.

A submission by a legal practice from Frankfurt/Main for an exceptional audit in accordance with section 142 I AktG was rejected by the Annual General Meeting with a majority of 99,98 %.

Financial Review

Macro-economic conditions

The second quarter of 2008 had to cope with rising commodity and energy prices. Whereas crude oil prices rose by 11.1% in the first three months of the year, the corresponding increase in the price during the second quarter was 33.7%. Together with increases in the prices of other commodities and also of food this is reflected in increasing consumer prices. Based on provisional figures, consumer price inflation amounted to 3.7% in the Euro zone in the period under review, albeit with a rising trend. For June 2008, the figure for inflation of the harmonised consumer price index of the Euro zone will see a 4 before the decimal point for the first time since May 1992 – and thus for the first time in the ten-year history of the European Central Bank (ECB). Inflation expectations in the Euro zone are currently running at 2.9% for 2008, and are thus considerably higher than the ECB reference level of 2%. The ECB reacted accordingly with a raise of leading interest rates, which had been held constant for around one year, by a further 25 basis points with effect from 9 July 2008.

Even stronger increases in inflation expectations are reported for the USA (3.5%) and Asia (3.9%). In view of the fact that the banking crisis has still not yet been overcome and is still affecting the US market in particular and also in view of the poor economic situation, it is not likely that the USA will in the immediate future abandon its recent strategy of considerably easing monetary policy.

There is now also evidence of considerably negative factors affecting other sectors. This applies to Europe as well as the USA and Asia. First estimates assume that the German GDP, having been stable in the first quarter, has contracted in the second quarter, compared to the quarter before.

Sector-specific conditions

Commercial Real Estate The weaker world economy, which slowed down even further in the second quarter of the year, is also having an impact on the international real estate markets. The effects of the subprime crisis and higher inflation have meant that real estate financing has become much more expensive. The number of transactions has declined.

The corrections on the international real estate markets have so far been very mixed. Of the European real estate markets, Great Britain and Spain are currently experiencing the most serious correction phase with sharply falling prices. The Scandinavian markets have proved to be much more robust. It is true that the general lending practice in these markets has become more restrictive. At the same time, it is apparent that Scandinavian banks have a comparatively low exposure to the subprime segment and that liquidity is assured by a high volume of deposits.

The situation in Germany is similar. Due to the high volume of deposits of German banks, the impact on the domestic credit markets has been much lower than has been the case in other markets. The German economy was still comparatively stable in the first six months, and ensured that rents rose in most centres.

With the support of continuing economic growth, the markets in Central and Eastern Europe remained stable, in conjunction with low yields.

With economic growth of more than 8.5% and high raw material prices, yields in Russia held up well, and ensured a continuing development in previously underdeveloped areas.

Despite a reduction in the volume of new building activity, the US housing market continues to be affected by excess supply. The weakness in the office and housing market reflects the difficult macro-economic situation. In the second quarter of the year, only Houston and San Francisco were able to report stable rents.

Economic growth in India has weakened slightly, and is now running at around 8.8%. Although there are signs of a weaker residential construction area, real estate yields in India overall remained stable.

The Japanese markets are benefitting from a high capital base because, as is the case in most markets, the percentage of debt employed in real estate transactions is declining. In Singapore, there are signs of a moderate increase in rents in the office and residential markets. The Middle East is reporting strong growth rates. For instance, rents in the boomtown Dubai have risen by 5%.

Public Sector & Infrastructure Finance Public Sector Finance Compared with the first quarter of this year, the public sector finance markets have become somewhat less turbulent during the second quarter.

In line with the initial signs of an economic downturn, the risk awareness of investors has increased, thus leading to an increase in the risk premiums for sovereign and sub-sovereign borrowers.

Nevertheless, strong public sector finance activity in Europe was also reported in the second quarter. The increasing signs that the American economy is weakening in view of the fact that the financial crisis has not yet been overcome is continuing to ensure stricter credit conditions and high risk premiums, despite the fact that interest rates have been cut by the FED. Risk premiums have been extremely volatile for government bonds; these risk premiums were at a very high level at the beginning of the quarter, declined appreciably by mid-June, but then rose again strongly at the end of the quarter.

Infrastructure Finance In Europe the market deal flow continues to be strong notably in the Iberian renewable energy sector and middle-east power and water businesses. Construction price inflation over the past 18 months has led to significant increases in project funding requirements which have coincided with tighter credit markets. Few banks are willing to take on the increased syndication risk and most financings are achieved through a club of banks rather than traditional underwriters. Pricing continues to improve and is generally in the region of 2005 levels.

In Asia, as was the case in the previous quarter, the volume of infrastructure transactions continues to be strong.

Opportunities in infrastructure finance within the Americas remain healthy with a number of deals proceeding as planned despite the continuing difficulties in the global financial markets. The continuing turbulence in the credit markets and the challenges facing loan syndications has led to the widening of credit spreads and improved structural features in recent deals.

Capital Markets & Asset Management Capital Markets Q2 2008 saw a partial recovery in financial asset valuations relative to the severe sell-off in Q1 2008. Credit spreads were sharply reduced with some of the benchmark index spreads falling by up to 50 % from their end of Q1 levels. However, the strong period for credit was not a strong period for equities which fell by an average of 9 % in Europe and the Americas, and about 4 % in Asia. This was caused by higher financing costs which began to affect the perception of future corporate profitability. What might be regarded as unexpected was the length of time it took this fall in global equity valuations to occur.

Asset Management The markets experienced some additional pressure on certain asset prices. The Federal Reserve Bank in an effort to add liquidity to the market expanded the asset types that it will accept under its financing arrangements late in the quarter. In general, new issuance was still limited to certain asset classes and there was clear tiering across issuers and sectors in the structured finance area.

Major events

The offer of the group of investors co-ordinated by J.C. Flowers to acquire between 20.0 and 24.9 % of the shares of Hypo Real Estate for a price of € 22.50 per share was considerably oversubscribed. By the end of the offer period on 23 June 2008, 24:00 hours, a total of 93,840,047 shares had been submitted for sale. This is equivalent to around 46.7 % of the share capital. According to the terms of the offer document, the allocations of shares were scaled down in relation to the offers which had been submitted. The group of investors has thus acquired around 53.4 % of the shares submitted for sale from each shareholder who accepted the terms of the offer. Accordingly the group of investors now holds around 24.9 % of Hypo Real Estate Holding AG. The transaction was completed when the shares were registered and the purchase price was paid on Wednesday, 2 July.

On 29 April 2008, the Landgericht München I ordered Bayerische Hypo- und Vereinsbank to pay € 105 million (claim + cumulative interest) to Hypo Real Estate Bank International AG and Hypo Real Estate Bank AG, both members of the Hypo Real Estate Group. The case which has now

resulted in the petition is attributable to issues which occurred before the spin-off from HVB in 2003. In the framework of a tax audit, the tax office (Finanzamt München) for corporation tax notified Hypo Real Estate Bank AG at the end of 2005 that HVB had charged and withheld excessively high trade tax levies with regard to its subsidiaries although, for tax reasons, it only had to pass on part of the levies to the fiscal authorities. The Finanzamt also pointed out that the Hypo Real Estate companies, according to a fundamental verdict of the Federal Court of Justice (Bundesgerichtshof), are entitled to a refund of the excess levy for withheld trade tax. Bayerische Hypo- und Vereinsbank AG has submitted an appeal against this verdict to the Oberlandesgericht.

In July the rating agency S&P downgraded some ratings of Hypo Real Estate Group, but at the same time issued a stable outlook. In view of the international financial crisis and also in view of the fact that S&P's outlook for Hypo Real Estate Group had previously been negative for several months, the Company had been carefully preparing to face the possibility of a changed rating. In the field of Real Estate Financing, the new business of Hypo Real Estate Group benefits from the fact that a considerable percentage of its overall volume of business is refinanced by way of Pfandbriefe, whose ratings have been confirmed. In the public sector finance business of DEPFA, the AAA rated covered bonds as well as the short-term rating of DEPFA BANK plc are extremely important; the latter has been confirmed by S&P as A–1 with a stable outlook.

In view of the plans to merge Hypo Real Estate Bank International AG and Hypo Real Estate Bank AG before the end of this year, the various long-term and financial backed ratings of the banks at Moody's have been under "review" since 18 July 2008, whereby the ratings of Hypo Real Estate Bank AG are under "Review for possible upgrade" and the ratings of Hypo Real Estate Bank International are under "Review for downgrade". The short-term ratings of P–1 have been confirmed.

Personnel

At the Annual General Meeting on 27 May, the Supervisory Board was extended to include a further six members. These new members are:

- Francesco Ago, lawyer, partner, Chiomenti Studio Legale, Rome, Italy, resident in Rome, Italy;
- Prof. Dr. Gerhard Casper, Professor for Jurisprudence, Stanford University, USA, resident in Atherton, USA;
- Dr. Thomas M. Kolbeck, member of the Board of Directors of DEPFA BANK plc, Dublin, Ireland, (retired), lawyer, resident in Duesseldorf, Germany;
- Maurice O'Connell, Governor of the Central Bank of Ireland (retired), resident in Dublin, Ireland;
- Prof. Dr. Dr. h.c. mult. Hans Tietmeyer, President of the Deutsche Bundesbank (retired), resident in Königstein/Taunus, Germany;
- Johan van der Ende, Chief Investment Officer of PGGM Investments, Zeist, the Netherlands, resident in Amsterdam, the Netherlands.

An investor group coordinated by J.C. Flowers, to which the Grove Group belongs, took a stake in Hypo Real Estate Holding in June 2008. This lead to further changes in the Supervisory Board.

Three new members joined the Supervisory Board of Hypo Real Estate Holding AG. Former Board members Antoine Jeancourt-Galignani (71) and Maurice O'Connell (72) retired from the Supervisory Board of the leading international public and real estate financier. Dr. Renate Krümmer (51), Managing Director of J.C. Flowers & Co. GmbH, resident in Hamburg, Germany and Richard S. Mully (47), founder and Managing Partner of the investment group Grove International Partners LLP, resident in Dublin, Ireland, have been newly appointed.

With effect from 11 August 2008, Francesco Ago (56) has resigned his seat on the Supervisory Board and will be replaced by J. Christopher Flowers (50), founder and Managing Director of J.C. Flowers & Co. LLC, resident in New York, USA.

Development in earnings

Hypo Real Estate Group

The Hypo Real Estate Group operates its business in the three segments of Commercial Real Estate, Public Sector & Infrastructure Finance and Capital Markets & Asset Management. The range of products comprises commercial real estate financing solutions and public finance and infrastructure finance as well as capital markets and asset management.

Compared with the first half of the previous year, pre-tax profit at the Hypo Real Estate Group has declined appreciably to € 207 million (2007: € 355 million). These two figures can only be compared to a very limited extent. In the first place, the figure for the first half of 2008 comprises numerous exceptional factors. Particularly relevant in this respect is the negative valuation result totalling € 320 million in relation to collateralised debt obligations (CDOs) which is attributable to the financial market crisis and which has to be recognised in the income statement, as well as the valuation profit of € 161 million attributable to the derivative embedded in the mandatory convertible bond relating to the DEPFA acquisition.

In the second place, the previous year figure did not include the contributions to earnings made by DEPFA BANK plc and its subsidiaries (DEPFA) as well as the refinancing costs incurred for financing the acquisition, because the Company only has to be consolidated after the date of acquisition, namely 2 October 2007. In order to present the DEPFA acquisition in a comparison which is meaningful and sensible in economic terms, the results of operations of the Hypo Real Estate Group have accordingly been compared with the pro-forma previous year income statement.

The pro forma prior year financial information has been prepared on the basis of the principles of the Institut der Wirtschaftsprüfer with regard to the preparation of pro forma disclosures (IDW RH HFA 1.004 "Preparation of pro forma financial information"). The statement, recognition and valuation of the pro forma financial information are consistent with IFRS principles. The statement, recognition and valuation principles which have been used are the same as those described in the audited and published consolidated financial statements of Hypo Real Estate Holding AG for the period ending 31 December 2007. The pro forma figures do not take account of any synergy or cost savings associated with the transaction. In accordance with the IDW principles relating to pro forma financial information, it has been assumed that the acquisition took place as of 1 January 2006 for the purpose of preparing the pro forma income statements. The pro forma financial information is based on the acquisition method in accordance with IFRS 3 (Business Combinations). Accordingly, the information available at the point of preparation has been used as the basis for spreading the calculated costs of purchase provisionally over the acquired assets and the transferred liabilities. The distribution is based on the market values of the acquired assets and liabilities as of 2 October 2007 which have been determined provisionally by management.

Compared with first half pro forma figures of the previous year, the development in earnings at Hypo Real Estate Group has been as follows:

Key Financials

		1.1.–30.6.2008	pro forma 1.1.–30.6.2007
Operating performance			
Operating revenues	in € million	420	1,018
Net interest income and similar income	in € million	603	674
Net commission income	in € million	69	109
Net trading income	in € million	−86	51
Net income from financial investments	in € million	−164	163
Net income from hedge relationships	in € million	−4	19
Balance of other operating income/expenses	in € million	2	2
Provisions for losses on loans and advances	in € million	70	64
General administrative expenses	in € million	305	330
Balance of other income/expenses	in € million	162	—
Pre-tax profit	in € million	207	624
Key ratio			
Cost-income ratio (based on operating revenues)	in %	72.6	32.4

Operating revenues Operating revenues of € 420 million were considerably lower than the corresponding previous year figure (2007: € 1,018 million). This decline is attributable to all main types of revenue. More than half of the decline is attributable to the negative valuation result of € 320 million in relation to CDOs which was recognised in the income statement.

Net interest income and similar income declined to € 603 million (2007: € 674 million). This decline was mainly attributable to two factors from the acquisition of DEPFA. Firstly, net interest income of the current year of € −66 million was depressed by the (now closed) interest positioning of DEPFA (2007: € −14 million). Secondly, net interest income of the current year includes expenses of € 12 million attributable to the mandatory convertible bond. In addition, net interest income includes considerably lower one-off income than was the case in the corresponding previous year period. Accordingly, at DEPFA, the figure of € 28 million reported for income from the sale of loans and receivables and the redemption and repurchasing of financial liabilities was lower than the corresponding previous year figure of € 70 million. The income from sales of loans and receivables, prepayment penalties as well as redemptions and repurchases of financial liabilities also declined considerably at the other entities. Excluding these factors, net interest income of the current half was higher than the corresponding figure for the first half of 2007, due mainly to the positive impact of the expanded infrastructure financing portfolio and the higher new business margins in Public Sector Finance.

Net commission income amounted to € 69 million compared with € 109 million in the previous year. This decline was due to the lower new business in Commercial Real Estate Financing, lower income in Asset Management as well as lower income from new business with customer derivatives.

The turmoil on the financial markets which occurred in the second half of 2007 continued in the first half of 2008, and has become even more serious in certain areas. In the first six months of 2008, this development has resulted in a further considerable decline in net trading income, which fell to € −86 million compared with € 51 million in the first half of the previous year. A valuation change of

€ –106 million was reported in relation to synthetic CDOs. The synthetic CDOs comprise embedded derivatives which are required to be separated in accordance with IAS 39 and for which changes in value have to be recognised in the income statement. These spread changes also had a negative impact on other trading portfolios.

Net income from financial investments, which amounted to € –164 million (2007: € 163 million), was also affected by the turmoil on the financial markets. Further impairments had to be recognised in relation to cash CDOs as a result of this turmoil. In financial 2007, a model reserve of € 90 million was set up for uncertainties relating to the assumptions and estimates which had been made; of this figure, € 70 million was reversed in the first half of 2008. Overall, net income from financial investments was depressed by € –214 million as a result of cash CDOs in the first half of 2008. In addition, net income from financial investments also includes an impairment relating to shares of the Australian investment and consulting company Babcock & Brown Ltd. Profits from the sale of securities also fell appreciably. Widening spreads had depressed the prices of public sector-backed covered bonds and other securities, a lower volume of financial investments was sold in the first half of 2008. An effect of € 22 million after transaction costs attributable to the initial consolidation of Quadra Realty Trust, Inc., New York, had a positive impact on net income from financial investments. Because the interest of the Hypo Real Estate Group in the sum of the fair values of the reported assets, liabilities and contingent liabilities exceeded the acquisition costs, the surplus has to be recognised immediately in the income statement in accordance with IFRS 3.56. Net income from financial investments also included write-ups and changes in the market value of real estate which had to be recognised in the income statement (€ 41 million).

Net income from hedge relationships included hedge inefficiencies within the range permitted by IAS 39 (80 % to 125 %), as well as the valuation results of dFVTPL investments and the related derivatives. Overall, net income from hedge relationships amounted to € –4 million, compared with € 19 million in the previous year.

The balance of other operating income/expenses was unchanged compared with the corresponding previous year period (€ 2 million), and mainly included a repayment of trade income tax of € 4 million attributable to the purchase of a subsidiary at DEPFA Deutsche Pfandbriefbank AG in 2004 as well as currency changes recognised in the income statement.

Provisions for losses on loans and advances Additions to provisions for losses on loans and advances amounted to € 70 million, and this figure was slightly higher than the corresponding previous year figure (2007: € 64 million). As was the case in the previous year, it was not necessary for any individual allowances to be created in relation to loans and receivables at DEPFA.

General administrative expenses General administrative expenses improved considerably compared with the previous year, to € 305 million (2007: € 330 million), although the figure for the current financial year included higher consultancy fees, including approx. € 10 million in relation with the acquisition of Hypo Real Estate Holding shares by the group of investors coordinated by J.C. Flowers. The decline in general administrative expense underlines the success achieved with the integration of DEPFA as well as the synergies which have already been achieved. The workforce comprised 1,904 employees as of 30 June 2008 (31 December 2007: 2,000). Overall, the cost-income ratio deteriorated to 72.6 %, because operating revenues declined to a proportionately greater extent than general administrative expenses as a result of the financial market crisis.

Balance of other income/expenses The balance of other income/expenses of € 162 million (2007: € 0 million) was mainly attributable to the mandatory convertible bond issued for financing the DEPFA acquisition. The mandatory convertible bond comprises an embedded compound derivative based on shares of Hypo Real Estate Holding AG; in accordance with IAS 39, this is required to be separated and valued separately at fair value. The change of € 161 million in the fair value has to be recognised in the income statement.

Pre-tax profit Pre-tax profit for the first half of 2008 amounted to € 207 million, which was lower than the corresponding previous year figure (2007: € 624 million). Excluding the effect of the derivative embedded in the mandatory convertible bond, pre-tax profit amounted to € 46 million, of which € 40 million was attributable to

the second quarter of 2008. Despite the financial market crisis, the Hypo Real Estate Group accordingly achieved a positive result due to the satisfactory performance of operating business.

Net income After taxes of € 45 million – excluding the deferred tax expense of € 2 million attributable to capitalised losses carried forward relating to other periods – net income for the first half of 2008 amounted to € 162 million. In addition, adjusted by the after tax effects from measurement of derivative embedded in mandatory convertible bond (€ 120 million) and the valuation result from CDO portfolio affecting income (€ 215 million), adjusted net income amounted to € 257 million. Including these effects, net income amounted to € 160 million which is completely attributable to the shareholders, because there are no minority interests.

Business segment Commercial Real Estate

The Commercial Real Estate segment essentially comprises the strategic, commercial real estate financing arrangements of Hypo Real Estate Bank AG and Hypo Real Estate Bank International AG. Accordingly, the segment comprises the domestic and international activities in the field of commercial real estate financing.

In the first half of 2008, pre-tax profit amounted to € 294 million, and was lower than the previous year pro-forma figure of € 331 million. This decline is mainly due to lower operating revenues, which amounted to € 431 million compared with € 471 million in the previous year. The decline in operating revenues was again due mainly to lower net commission income and lower net trading income.

Net interest income amounted to € 382 million, compared with € 362 million in the previous year. The strategic real estate financing portfolio was higher on average for the first half, and had a positive impact in this respect. Net commission income declined to € 41 million due to the lower volume of new business and lower income from new business with customer derivatives (H1 2007: € 80 million). A loss of € –19 million was reported for net trading income as a result of interest positioning, compared with a profit of € 3 million in the previous year. Due to higher profits from the sale of securities, net income from financial investments rose to € 23 million (2007: € 18 million). Because the changes in value in underlyings and hedging instruments balanced each other out completely, there was no net income from hedge relationships (2007: € 5 million). The balance of other operating income/expenses amounted to € 4 million (2007: € 3 million), and was mainly attributable to currency changes recognised in the income statement.

Key Financials

		1.1.–30.6.2008	pro forma 1.1.–30.6.2007
Operating performance			
Operating revenues	in € million	431	471
Net interest income and similar income	in € million	382	362
Net commission income	in € million	41	80
Net trading income	in € million	−19	3
Net income from financial investments	in € million	23	18
Net income from hedge relationships	in € million	–	5
Balance of other operating income/expenses	in € million	4	3
Provisions for losses on loans and advances	in € million	48	43
General administrative expenses	in € million	89	97
Balance of other income/expenses	in € million	–	–
Pre-tax profit	in € million	294	331
Key ratio			
Cost-income ratio (based on operating revenues)	in %	20.6	20.6

Additions to provisions for losses on loans and advances were stated as € 48 million, which was higher than the low previous year figure of € 43 million.

Despite the salary increases within the usual framework, general administrative expenses of € 89 million were considerably lower than the corresponding previous year figure (2007: € 97 million). This development is the result of a stringent cost policy. However, because operating revenues declined to the same extent, the cost-income ratio was unchanged at 20.6 % compared with the first half of 2007.

Business segment Public Sector & Infrastructure Finance

The Public Sector & Infrastructure Finance segment mainly comprises the public sector business of DEPFA as well as the infrastructure financing business which was in the meantime pooled in DEPFA.

Pre-tax profit of the new segment which was created after the acquisition of DEPFA in 2007 declined in the first half of 2008 to € 323 million (2007: € 348 million). This decline is mainly attributable to lower profits from the sale of loans and receivables and securities. Apart from these lower realisation profits, the segment has achieved a very positive performance, thus underlining the successful diversification strategy of the Hypo Real Estate Group.

The lower realisation gains have had an impact on operating revenues, which declined to € 388 million (2007: € 422 million). The considerable decline in net income from financial investments more than compensated for the very positive performance in net interest income and net trading income. Net interest income and similar income increased from € 268 million to € 336 million. This was mainly due to an appreciable improvement in the yields of new business, a much higher volume of infrastructure financing compared with the first half of 2007, as well as income from liquidity facilities which were drawn. Profits from the sale of loans and receivables and profits from the redemption of liabilities were lower than the corresponding previous year figure. Net commission income was stated as € 18 million, unchanged compared with the corresponding previous year period. Net trading income was attributable to Treasury activities in relation with public sector finance business, and amounted to € 28 million mainly as a result of the positive developments of market values of swaps (2007: € –16 million). As widening spreads had a negative impact on the price of public sector finance paper, a lower volume of financial investments was sold. Net income from financial investments

Key Financials

		1.1.–30.6.2008	pro forma 1.1.–30.6.2007
Operating performance			
Operating revenues	in € million	388	422
Net interest income and similar income	in € million	336	268
Net commission income	in € million	18	18
Net trading income	in € million	28	–16
Net income from financial investments	in € million	2	143
Net income from hedge relationships	in € million	4	8
Balance of other operating income/expenses	in € million	—	1
Provisions for losses on loans and advances	in € million	—	1
General administrative expenses	in € million	65	73
Balance of other income/expenses	in € million	—	—
Pre-tax profit	in € million	323	348
Key ratio			
Cost-income ratio (based on operating revenues)	in %	16.8	17.3

accordingly fell to € 2 million, after having been stated as € 143 million in the corresponding previous year period. Because the changes in values of underlyings and hedging instruments did not completely balance each other out, net income from hedge relationships amounted to € 4 million (2007: € 8 million). The balance of other operating income/ expenses amounted to € 0 million (2007: € 1 million).

No additions to provisions for losses on loans and advances were necessary in the business segment Public Sector & Infrastructure Finance (2007: Portfolio-based allowances of € 1 million). General administrative expenses fell by € 8 million to € 65 million (2007: € 73 million), thus underlining the success which has so far been achieved as well as the synergy with the integration of DEPFA. Because the decline in general administrative expenses was higher than the decline in operating revenues, the cost-income ratio improved to 16.8% (2007: 17.3%). This very low ratio underlines the very high cost efficiency of the segment.

Business segment Capital Markets & Asset Management

The Capital Markets & Asset Management segment comprises all activities of the Group in connection with the capital market as well as asset management for real estate secondary products. The focus is on products such as customer derivatives, securitisations and selected asset management solutions. Own dealing activities were reduced since the second half of 2007.

As was the case in the second half of 2007, the turmoil on the financial markets continued to have an impact on the results of operations of the business segment Capital Markets & Asset Management. In consequence, pre-tax profit in the first six months of 2008 amounted to € 17 million, after having been stated as € 41 million on a pro-forma basis in the corresponding previous year figure.

This is reflected in operating revenues, which were stated as € 59 million (2007: € 87 million). Net interest income declined by € 17 million to € 21 million (2007: € 38 million), due mainly to the reduction of assets. Net commission income fell slightly from € 16 million in the corresponding previous year period to € 13 million, mainly because less income was generated from business with customer derivatives and asset management. Net trading income, which amounted to € 9 million (2007: € 33 million), mainly reflected the impact of the financial market crisis. The lower net trading income was mainly the result of deteriorations in credit spreads, due to various factors, including investment-grade credit derivatives and the valuation of government-backed US student loans. However, there were strong signs of recovery for these instruments

Key Financials

		1.1.–30.6.2008	pro forma 1.1.–30.6.2007
Operating performance			
Operating revenues	in € million	59	87
Net interest income and similar income	in € million	21	38
Net commission income	in € million	13	16
Net trading income	in € million	9	33
Net income from financial investments	in € million	20	–6
Net income from hedge relationships	in € million	–4	6
Balance of other operating income/expenses	in € million	–	–
Provisions for losses on loans and advances	in € million	–	1
General administrative expenses	in € million	42	45
Balance of other income/expenses	in € million	–	–
Pre-tax profit	in € million	17	41
Key ratio			
Cost-income ratio (based on operating revenues)	in %	71.2	51.7

in the second quarter, following losses in the first quarter of 2008. Net income from financial investments includes a figure of € 22 million after transaction costs to reflect the effect of the initial consolidation of Quadra Realty Trust, Inc., New York. Net income from hedge relationships amounted to € –4 million, because the changes in value of underlyings and hedging instruments did not completely balance each other out (2007: € 6 million). As was the case in the previous year, there was no balance of other operating income/expenses (2007: € 0 million).

No additions to provisions for losses on loans and advances were necessary (2007: € 1 million). As a result of the success and synergy achieved with the integration of DEPFA, general administrative expenses declined despite of the initial consolidation of DEPFA First Albany by € 3 million to € 42 million (2007: € 45 million). Due to the lower operating revenues, the cost-income ratio amounted to 71.2 % (H1 2007: 51.7 %).

Development in assets

The total assets of the Hypo Real Estate Group amounted to € 395.4 billion as of 30 June 2008, compared with € 400.2 billion as of 31 December 2007.

The trading activities of DEPFA have resulted in trading portfolios which were lower compared with the beginning of the year; these portfolios were reduced in response to the turmoil on the international financial markets. The cash reserve also declined compared with the end of the year as available funds were invested. This has resulted in an increase primarily in the volume of financial investments. Under financial investments, the main increase was reported for the volume of bonds and debt securities from public issuers. The strong new business in the Public Sector and Infrastructure Finance segment was evident in this respect. On the other hand, dFVTPL financial investments declined as a result of a portfolio sale. Following the complete acquisition of Quadra Realty Trusts Inc., New York, and the subsequent full consolidation, there are no longer any shares accounted for using the equity method. The other assets increased compared with the end of the year. Similar to the situation with the other liabilities, this increase was attributable to the development in the positive market values of derivative hedging instruments, which rose as a result of the lower level of interest rates on many markets.

Loans and advances to customers and loans and advances to banks decreased only slightly compared with the end of the year. The decline results mainly from severely reduced reverse repo positions.

The contingent liabilities attributable to the total volume of lending amounted to € 4.0 billion as of 30 June 2008 (31 December 2007: € 4.4 billion).

The total volume of lending amounted to € 257.3 billion as of 30 June 2008, compared with € 256.2 billion at the end of 2007.

Loan portfolio development The loan portfolio includes unlike the documentary total volume of lending in the following also loan commitments and securities and is the basis for group management.

The strategic real estate financing portfolio amounted to € 64.1 billion as of 30 June 2008, compared with € 65.6 billion as of 31 December 2007. Of this figure, € 55.3 billion was paid out (31 December 2007: € 54.3 billion). Despite lower new business of € 5.7 billion (H1 2007: € 15.6 billion), the total portfolio decreased only slightly, as prepayments declined as well. The return after taxes on new business developed positively and increased to more than 15 %.

Public finance amounted to € 232.7 billion as of 30 June 2008 and increased slightly compared with 31 December 2007: (€ 229.0 billion). Due to higher drawings, the volume of paid out loans increased clearly to € 216.1 billion compared with € 206.4 billion as of 31 December 2007. While Public Finance business at Hypo Real Estate Bank AG and Hypo Real Estate Bank International AG continued to decrease as planned, DEPFA's Portfolio increased clearly. The volume of new business for public finance was as in previous year on a high level and amounted to € 26.4 billion, compared with € 29.7 billion in H1 2007 (DEPFA included). The achieved margin for new business improved to 41 bps.

Infrastructure finance amounted to € 18.6 billion as of 30 June 2008 and thus remained almost unchanged compared with € 18.4 billion as of 31 December 2007. Of this figure, € 15.7 billion has already been paid out (31 December 2007: € 15.5 billion). The volume of new business for infrastructure finance amounted to € 2.0 billion (H1 2007 including DEPFA BANK plc: € 5.0 billion).

The capital markets portfolio amounted to € 14.4 billion as of 30 June 2008 compared with € 18.3 billion as of 31 December 2007.

There are also assets under management of € 17.8 billion (31 December 2007: € 20.5 billion). The decline is attributable to the reduction of client funds following the turmoil on the financial markets.

Development in the financial position

The capital structure of the Hypo Real Estate Group as of 30 June 2008 is still sound; all current obligations can be met. The liabilities have a balanced maturity structure.

Total Group liabilities amounted to € 390.7 billion at the end of the half year, compared with € 394.1 billion as of 31 December 2007. The reduced trading activity is reflected in lower trading liabilities. Liabilities evidenced by certificates also declined as a result of the sale and streamlining of non-strategic portfolios in financial 2007 and also as a result of the strategic streamlining of the public cover funds at Hypo Real Estate Bank International AG and Hypo Real Estate Bank AG. On the other hand, liabilities to other private and public banks increased appreciably. This increase is also due to the issuing of bonded loans and a higher level of refinancing by way of Repos. The other liabilities increased compared with the end of the year. Similar to the situation applicable for other assets, this increase is attributable to the development in the negative market values of derivative hedging instruments, which rose as a result of the changed levels of interest rates on many markets.

Shareholders' equity (excluding revaluation reserve) amounted to € 8.0 billion as of 30 June 2008, compared with € 7.9 billion as of 31 December 2007. The revaluation reserve declined by € 1.4 billion compared with the previous year end. Changes in the value of AfS-financial instruments which were not reflected in the income statement led to a decline of € 1.5 billion in the AfS reserve to € –1.8 billion. This development reflects the adjustments in the prices of holdings categorised as AfS. The main reason for the considerable decline in the AfS reserve were wider credit spreads for government finance papers of Italy, Greece, the USA and Poland. The AfS reserve also comprises the effects attributable to the valuation of structured products and debt securities issued by banks. On the other hand, the cash flow hedge reserve amounted to € –1.4 billion (31.12.2007: € –1.5 billion).

The other commitments declined to € 24.6 billion from € 35.5 billion at the end of last year. This included liquidity facilities issued by DEPFA, which declined from € 16.5 billion as of 31 December 2007 to € 9.9 billion. The liquidity facilities are products which are sold on the US market and which are linked to the issues of tax-free municipal bonds. The decline in the liquidity facilities is attributable to the utilisation of the credit lines, some of which have already been repaid. The loans and advances which have not been disbursed or which have not been completely disbursed are reflected in the irrevocable loan commitments, and amounted to € 14.7 billion as of 30 June 2008 compared with € 17.3 billion as of 31 December 2007. The reduction in the irrevocable loan commitments reflects the higher drawing rate of real estate and public sector financing.

Regulatory indicators according to Basel II[1)]

The Hypo Real Estate Group reports sound capitalisation for regulatory purposes (according to BIS) as of 30 June 2008. Core capital (Tier I) amounts to € 7.4 billion compared with € 7.1 billion as of the end of 2007. Supplementary capital (Tier II) amounts to € 2.9 billion (31 December 2007: € 2.9 billion). Overall therefore, own funds amount to around € 10.2 billion, compared with € 10.0 billion at the end of 2007. There was no Tier III capital as of the reporting dates.

The core capital ratio is 8.6 % (compared to 7.0 % according to the old BIS logic at 31 December 2007), the own funds ratio is 11.3 % (compared to 9.4 %). The changes resulted primarily from the switch in the calculation methodology for the risk weighted assets (RWA) from the BIS logic to the Basle II values according to the German Solvability Regulation (SolvV).

[1)] To calculate the regulatory figures, the former definition of core capital according to BIS was utilised for the purpose of better comparisons, therefore goodwill amounts are already deducted from Tier I. The risk weighted assets were calculated on the basis of the German Solvency Regulation (SolvV). For these risk weighted assets, the amounts were calculated according to the Advanced Internal Rating Based Approach for those portfolios, for which the Hypo Real Estate Group has received the approval from the German Federal Financial Supervisory Authority. This applies primarily to Hypo Real Estate Bank AG, Hypo Real Estate Bank International AG, Hypo Public Finance Bank, and Hypo Pfandbriefbank International. For the entities of the former DEPFA Group, the risk weighted assets were calculated according to the Standardized Approach. For calculating the capital requirements for operational Risk, the Standardized Approach was applied across the entire group. For the calculation of the core capital ratio the risk weighted counterparty risk positions and the 12.5-multiple of the operational risks are being used, to calculate the own funds ratio, the 12.5-multiple of the markets risk positions needs to be added.

Refinancing

Hypo Real Estate Group's refinancing activities are centrally co-ordinated and executed by the individual funding entities according to business line. Public Sector and Infrastructure refinancing activities are managed by the DEPFA funding teams which are based in Dublin, Eschborn, New York and Tokyo while all Commercial Real Estate refinancing activities are conducted by Hypo Real Estate's Munich and New York based funding teams.

Commercial Real Estate Finance Hypo Real Estate Group's Commercial Real Estate financing strategy is implemented via two banks, Hypo Real Estate Bank International AG and Hypo Real Estate Bank AG in Munich. Both entities are active across the curve in the money markets as well as the capital markets.

[illegible] Commercial Real Estate short-term funding activities are focused on Interbank Deposits, the issuance of Commercial Paper and Certificates of Deposit, as well as tri-party and bilateral Repos. The sub-Libor cost of funding achieved for money market activities at the end of the second quarter is in large part due to very attractive Repo funding levels, reflecting the high quality of the liquidity portfolios on Hypo Real Estate Bank International AG's and Hypo Real Estate Bank AG's books.

[illegible] Long-term funding activities benefit from the fact that Hypo Real Estate Bank International AG and Hypo Real Estate Bank AG have access to the German Pfandbrief market which has been proven to be resilient in the current market conditions. A high volume of secured funding was sourced via the Mortgage Pfandbrief platform during the first half of 2008, underlining the reliability of this product and its importance to the Hypo Real Estate Group. The € 1 billion Jumbo mortgage Pfandbrief which was issued in April at Midswaps +9 bps reoffer and tapped in June at Midswaps +5 bps reoffer to bring the amount to € 1.3 billion was one of the funding highlights for the first six months of the year. In addition, Hypo Real Estate Bank International AG and Hypo Real Estate Bank AG executed very significant volumes of senior unsecured private placements in both loan and medium term note (MTN) format.

Despite the on-going market disruption and the resultant challenging environment for all financial institutions, Hypo Real Estate Group's Commercial Real Estate business segment successfully raised funding across the maturity curve via the international financial markets as well as its strong German investor base.

Public Sector & Infrastructure Finance Public sector and infrastructure refinancing activities are conducted by the DEPFA entities within Hypo Real Estate Group, namely DEPFA BANK plc, DEPFA ACS BANK and DEPFA Deutsche Pfandbriefbank AG.

[illegible] During the first six months of the year DEPFA's Money Market funding was sourced via a broad range of refinancing platforms and its globally diversified investor-base, resulting in the successful execution of sub-Libor unsecured funding. Furthermore, DEPFA's portfolio of highly liquid sovereign and sub-sovereign assets enabled the DEPFA funding entities to tap the demand for high quality collateral in the Repo markets at extremely attractive levels leading to DEPFA achieving a very efficient overall weighted average cost of funding.

[illegible] DEPFA's long-term funding activities in the first half of 2008 focussed on Covered Bond issuance using both the DEPFA ACS BANK and DEPFA Deutsche Pfandbriefbank Covered Bond platforms.

DEPFA Deutsche Pfandbriefbank issued significantly more than its initially targeted € 2 billion of long-term Public Sector backed Pfandbriefe in 2008, including the extremely successful € 2 billion 5 year Jumbo Pfandbrief which priced at Midswaps flat reoffer. The high quality and widespread distribution of this bond reflected the strong name recognition that DEPFA enjoys in the market, as well as investors' continued support for the Public Sector Pfandbrief product. Activities in the DEPFA ACS BANK during the first half of 2008 were marked by solid MTN flow particularly in USD.

Notwithstanding ongoing challenges in the financial markets, DEPFA continues to source liquidity from a diverse range of counterparties and geographic locations. The first half of 2008 re-affirmed DEPFA's access to liquidity at attractive pricing thereby demonstrating that DEPFA's business model continues to perform robustly in the face of difficult global market conditions.

Summary

The turmoil on the capital and financing markets has continued in the first half of 2008, and has become even more serious in certain areas. This has resulted mainly in further impairments and valuation changes recognised in the income statement for collateralised debt obligations; these have had a considerably negative impact on net income from financial investments and net trading income. On the other hand, an exceptional income item attributable to the derivative embedded in the mandatory convertible bond has had a positive impact.

In the second quarter of 2008, the Hypo Real Estate Group has again succeeded in operating profitably despite the difficult state of the world-wide banking climate.

With effect from 14 March 2008, Quadra Realty Trust. Inc., New York, which was previously accounted for using the equity method, became a wholly owned subsidiary of Hypo Real Estate Capital Corporation. Previously, the 65.3 % of shares in Quadra Realty Trust, Inc., which were held by external shareholders were acquired for a price of USD 10.6506 in cash per share. In addition Quadra Realty Trust, Inc., announced a dividend of USD 0.3494 (a total of USD 9 million) with the accepted offer for the takeover, so that the external shareholders received a total of USD 11.00 for each Quadra share.

On 23 June 2008, a group of investors coordinated by J.C. Flowers acquired around 24.9 % of the shares of Hypo Real Estate Holding AG. As of 30 June 2008, none of the investors pooled in the group held more than 10 % of the shares of Hypo Real Estate Holding AG.

With the exception of the transactions detailed above, no major transactions with related parties were carried out in the first half 2008.

On 2 July 2008 the agency Standard & Poor's (S&P) decided to lower some of the company's ratings of the Hypo Real Estate Group. S&P has downgraded Hypo Real Estate Bank International AG, Hypo Real Estate Bank AG and DEPFA Deutsche Pfandbriefbank AG to A–/A–2 from A/A–1. The counterparty credit ratings of DEPFA BANK plc, DEPFA ACS, HYPO Public Finance Bank and Hypo Pfandbrief Bank International S.A. were downgraded to A/A–1 from A+/A–1.

In DEPFA's public sector business, in addition to the AAA-rated covered bonds, the short-term rating plays an essential role which has been confirmed by S&P with respect to DEPFA BANK plc and other units at A–1 with a stable outlook.

This rating action does not affect the AAA senior secured ratings of Hypo Real Estate Bank AG, Hypo Real Estate Bank International AG, Hypo Pfandbriefbank International S.A., DEPFA Deutsche Pfandbriefbank AG and DEPFA ACS Bank.

DEPFA Deutsche Pfandbriefbank, a member of Hypo Real Estate Group, issued on 22 July 2008 a € 2 billion public sector Pfandbrief. The two-year Euro benchmark issue is due 15 June 2010. The bond is rated Aaa/AAA/AAA.

Three new members are joining the Supervisory Board of Hypo Real Estate Holding AG. Former Board members Antoine Jeancourt-Galignani (71) and Maurice O'Connell (72) are retiring from the supervising committee of the leading international public and real estate financier. Dr. Renate Krümmer (51), Managing Director of J.C. Flowers & Co. GmbH and Richard S. Mully (47), founder and Managing Partner of the investment group Grove International Partners LLP, have been newly appointed.

With effect from 11 August 2008, Francesco Ago (56) has resigned his seat on the Supervisory Board and will be replaced by J. Christopher Flowers (50), founder and Managing Director of J.C. Flowers & Co. LLC. An investor group coordinated by J.C. Flowers, to which the Grove Group belongs, took a stake in Hypo Real Estate Holding in June 2008.

Apart from the above, there have been no reportable events after 30 June 2008.

The crisis on the capital and finance markets in the second quarter of 2008 has continued, and an end is still not possible to foresee. To overcome this challenging market climate, in which wider credit spreads reflect the increasing risk awareness of investors and in which liquidity is a very valuable asset, the integrated risk management system of the Group has made a major contribution.

The risk profile of the new Hypo Real Estate Group as a result of the low correlation between the market cycle of Commercial Real Estate and the market cycle of Public Sector business, and has turned out to be a benefit for the Group, particularly in the current market phase.

This risk report focuses on changes and developments in the first half of 2008. The structure of responsibilities and duties of the various executive bodies, the organisational structure as well as the individual risk measurement and management methods have not substantially changed since end of 2007 and are described in detail in the risk report set out in the Annual Report for 2007.

Organisation and control of risk management

The risk management system of the Hypo Real Estate Group features a central organisation and, with regard to the organisation of credit risk management, reflects the business segments.

- The Group Management Board is responsible for all strategic and operational decisions and, within the scope of risk management, is responsible for ensuring the Group's risk bearing capability.
- The Supervisory Board of the Holding and also the Supervisory Board of the banks regularly review the strategies and the risk profile of the Group and the subsidiaries.
- Risk management at Group level is the responsibility of the two executive bodies which meet on a monthly basis, namely the Group Risk Management Committee and the Group Asset Liability Committee.

The independent Group Internal Audit together with Group Compliance complement the risk management system.

Risk types and risk profile

Hypo Real Estate Group distinguishes the following main risk types:
- Credit risk
- Market risk
- Liquidity risk
- Operational risk

The risk profile of the Group – in line with the business model – is characterised by credit risk (including credit spread risk of all positions in the bank book). As was the case in the first quarter of 2008, the market risk was influenced by the widening of the credit spreads of the positions in the trading book.

Risk strategies and policies

The Group Management Board and the Risk Management Committee are responsible for adopting the group-wide risk strategy, the risk policies and the risk limits. In the first half of 2008, the following group-wide strategies and guidelines were revised and adopted:
- Business and risk strategy of the Group
- General principles for managing credit risk
- Risk policies for some risk types

Major progress was also achieved in further harmonisation of the processes in Risk Management.

Risk reporting

The regular reports at Management Board level include the following:
- Daily market and liquidity risk reports
- Monthly reports to the Group Risk Management Committee and the Group Asset Liability Committee
- Quarterly Group risk reports

These reports provide the management board with an extensive overview of the risk position, broken down according to risk type and subsidiary bank.

In addition to these reports destined for the Management Board, Risk Management also draws up numerous additional regular and ad hoc reports in order to support active risk management.

Credit risk

Definition and credit risk policy

Credit risk is the risk of impairment and partial or total loss of a receivable due to delinquency or deterioration in credit quality of a counterparty. Country risk, counterparty risk, collateral risk, settlement risk and issuer risk are also included in credit risk. The relevant definitions are set out in the Risk Report of the Annual Report 2007.

In the first quarter, the Group Management Board adopted a resolution for revising the uniform group-wide "general principles for managing credit risk". These document the following:

- Responsibilities of the Management Board and executive bodies with regard to strategies, guaranteeing MaRisk-compliant organisation structures in the lending and credit management process as well as the use of appropriate tools and methods for comprehensive risk measurement and prompt reporting of all credit risks of the Group.
- Guidelines for the credit processes, limiting and intensive support of non-performing loans.

The "General Credit Policy", the group-wide risk manual as well as the process manuals of the individual banks, which describe the corresponding guidelines at operating level in detail, are currently in the enactment phase.

Organisation of credit risk function

Within the Group Risk Management Organisation, credit risk management is carried out in four departments, which are aligned with the business segments. At portfolio level, Central Credit Risk Management is based in Munich, and is supported by the local credit specialists in the individual entities, who make a major contribution to successful credit risk management.

Credit Committees

The Credit Committees are the standard platform for granting credit approval. Each legal entity being in the credit business has its own credit committee. Each credit committee consists of members of the business line and members of Credit Risk Management. Credit Risk Management's vote can not be overruled. Through Group Risk Management's participation in each of these committees, consistency is ensured across the Group.

Rating systems and counterparties

The German bank regulatory authorities have provided the Hypo Real Estate Group with approval for all requested internal methods for evaluating probabilities of default and loss given default in accordance with the advanced IRB approach. The aim of the IRBA standard is to use internal procedures approved by the regulatory authorities as the basis for evaluating, with maximum precision, individual probabilities of default (PDs) for certain customer groups and losses given default (LGDs) for certain credit products. The risk parameters derived in this way can be used for determining regulatory capital. The approval of

the bank regulatory authorities is applicable for almost all areas of the lending business of Hypo Real Estate Group, with the exception of the activities of the public sector financier DEPFA. The measuring procedures of DEPFA will probably be audited by the bank regulatory authorities, starting in the second quarter of 2009.

Credit exposure

The Group credit exposure as of 30 June 2008 totalled € 409 billion on an exposure at default basis.

The term EaD (Exposure at Default) considers those prorata interest that can be delayed before the default of a customer is recognized (at last 90 days of delay) as well as the irrevocable loan agreements that a customer is able to draw down despite a considerable decrease in his rating. Regarding derivatives, the EaD is calculated as the sum of the current market value and the regulatory addon that describes a buffer for potential future increases of market value.

Besides asset collateral for the real estate and the infrastructure finance, financial collaterals and guarantees are accepted for risk mitigation (e.g. guarantees, bonds, etc.). The estimated market value of all collaterals in the business segment Commercial Real Estate amounts as of 30 June 2008 to approx. € 89 billion.

Overview of Group credit portfolio: € 409 billion

The chart below shows the breakdown of credit EaD between the banking and the trading book. The trading books account for a small portion of the Group's activity (5 %), the majority is banking book.

Group credit portfolio:
Breakdown of credit portfolio by bank and trading book

as of 30.6.2008 (half year change in percentage points)


Trading book
5 % (+/–0)
Bank book
95 % (+/–0)

Total: € 409 billion (+ € 1 billion)

The credit portfolio is virtually unchanged compared with December 2007, both in terms of overall extent (€ 409 billion) and also in the breakdown over the segments Public Sector & Infrastructure Finance, Commercial Real Estate (CRE), Financial Institutions CRE, Capital Markets & Asset Management and Corporate Centre.

The Corporate Center exposure contains assets of € 13.0 billion entered by DEPFA in the context of interest rate positioning. With the exception of a minor position, the interest rate position has been micro hedged. With € 6.9 billion it is mainly related to loans and receivables (Schuldscheindarlehen). The remainder is highly rated sovereign, sub sovereign and financial institutions exposure. Furthermore the Corporate Center book contains structured products in bank book (see below) as well as a small real estate portfolio (€ 1.2 billion) stemming from pre-DEPFA spin off which is bank guaranteed.

Group credit portfolio:
Breakdown of the credit portfolio by business segments

as of 30.6.2008 (half year change in percentage points)


Corporate Center
5 % (+/–0)
Public Finance
& Infrastructure
Finance
61 % (–1)
Capital Markets &
Asset Management
9 % (+/–0)
CRE Financial
institutions
9 % (+/–0)
Commercial Real
Estate
16 % (+1)

Total: € 409 billion (+ € 1 billion)

Group credit portfolio:
Country risk by ratings

as of 30.6.2008 (half year change in percentage points)


BBB and worse
3 % (+/–0)
AAA
60 % (–3)
A+ to A–
5 % (–8)
AA+ to AA–
32 % (+11)

Total: € 409 billion (+ € 1 billion)

There have also been hardly any changes in the breakdown by regions in the first half of 2008. More than 70 % of the overall exposure is concentrated in Western Europe. Germany accounts for more than one quarter of the entire exposure, particularly for the Commercial Real Estate segment.

Group credit portfolio:
Breakdown of the country risk by region

as of 30.6.2008 (half year change in percentage points)


France 5 % (+/–0)
Japan 3 % (+/–0)
Germany
28 % (+1)
Other Western
Europe[1] 23 % (+2)
Great Britain
7 % (–1)
Others[1] 8 % (–1)
Italy 10 % (+1)
USA 16 % (–2)

Total: € 409 billion (+ € 1 billion)

[1] The difference compared with the Risk Report 2007 is due to the changed allocation of some countries.

The distribution of the overall country risks of Hypo Real Estate Group according to the internal ratings as of 30.6.2008 shows that the Group's exposure to countries with a rating of BBB+ or worse account for 3 %, whereas the much greater percentage (92 %) is attributable to countries with a rating of between AAA and AA–.

Public Sector & Infrastructure Finance: € 250 billion

The Public Sector & Infrastructure Finance portfolio is highly diversified in over 50 countries and is dominated by Western Europe assets with more than two thirds, followed by USA (17 %).

Public Sector & Infrastructure Finance
Breakdown of the country risk by region

as of 30.6.2008 (half year change in percentage points)


France 5 % (+/–0)
Japan 4 % (+1)
Other Western
Europe[1]
26 % (+2)
USA 17 % (–3)
Great Britain
7 % (+/–0)
Others[1]
10 % (+/–0)
Italy
15 % (+2)
Germany
16 % (–2)

Total: € 250 billion EaD (– € 1 billion)

[1] The difference compared with the Risk Report 2007 is due to the changed allocation of some countries.

86 % of counterparties in the Public Sector & Infrastructure Finance segment are public sector borrowers with tax backing. They consist of public sector institutions, states and local authorities.

Public Sector & Infrastructure Finance
Breakdown by counterparty

as of 30.6.2008 (half year change in percentage points)


Public institutions
4 % (–2)
Financial institutions
5 % (–3)
Project finance
5 % (+/–0)
Public sector
86 % (+5)

Total: € 250 billion EaD (– € 1 billion)

A relatively small percentage of the exposure (6.6 %) or approx. € 16.6 billion (12/2007: € 21 billion) is attributable to receivables with Monoliner credit insurance. This includes a figure of € 2.3 billion for liquidity-supporting lines, most of which are "Standby bond purchase agreements". Approximately one half of the credit insured portfolio is attributable to public sector finance, and approximately the other half is attributable to public sector infrastructure financing. Hypo Real Estate Group has not insured any Sub-prime RMBS via Monoliners. Because the average rating of the underlying portfolio is A1, the effect of a further downgrading of the Monoliner rating on the credit portfolio quality is limited. Since the beginning of 2008, the Hypo Real Estate Group has succeeded in reducing the exposure insured by Monoliners by a total of more than € 3 billion as a result of active management.

Commercial Real Estate Finance: € 65 billion

The Commercial Real Estate portfolio is worth € 65 billion EaD, and is split over more than 30 countries, with the emphasis on Western Europe. The exposure in countries which are currently exposed to risk in the field of real estate financing business, such as Great Britain and Spain, has been reduced in line with overall strategy.

Whereas the exposure at default increased by approx. € 2 billion compared with December 2007, total credit commitments have declined by approx. € –2 billion to € 70 billion.

Commercial Real Estate
Breakdown of country risk by region

as of 30.6.2008 (half year change in percentage points)


Spain 3 % (+/–0)
Italy 2 % (+1)
Germany
47 % (–2)
Japan 3 % (+/–0)
Other Western
Europe 8 % (–1)
France
8 % (+1)
Great Britain
9 % (–2)
USA 9 % (+2)
Others 11 % (+1)

Total: € 65 billion EaD (+ € 2 billion)

Office and Residential (mainly portfolio transactions) account for nearly two thirds of Commercial Real Estate's exposure. Retail amounts to 20 % of the exposure.

Commercial Real Estate
Breakdown by type of property

as of 30.6.2008 (half year change in percentage points)


Hotels/Leisure 5 % (+/–0)
Logistics/
Warehousing
4 % (–1)
Office buildings
38 % (+3)
Others 7 % (+1)
Retail
20 % (–1)
Residential
26 % (–2)

Total: € 65 billion EaD (+ € 2 billion)

The risk policy of Hypo Real Estate Group focuses on conservative loan to value ratios in the Commercial Real Estate segment. The majority of the CRE loans have a loan to value below 75 %. LTV ratios are closely monitored by Credit Risk Management together with other market standard covenants (e.g. ISC).

Capital Markets & Asset Management: € 35 billion

This portfolio comprises most of the trading book activities of the Group. Trading book activities, which had been significantly reduced in 2007, were not extended again in the first half of 2008. Most of the still existing portfolio is part of the so-called "Legacy" portfolio, and has been mostly hedged.

The overall Capital Markets & Asset Management portfolio consists largely of AAA to A– rated counterparties. The majority is represented by public entities/GRI accounting for 52 % of the portfolio. Most of the holdings are hedged.

Capital Markets & Asset Management
Breakdown by counterparty

as of 30.6.2008[1]


Municipals 5 %
Sovereigns 18 %
Public sector/ agencies 29 %
Corporates 22 %
Financial institutions 26 %

Total: € 35 billion EaD (– € 3 billion)

[1] A comparison with December 2007 is not meaningful due to a change in counterparty classification.

Structured products (banking book)

In the past, the Group has acquired structured securities evidencing credit risks in the form of real estate linked investments such as CMBS and RMBS or credit linked investments such as CDO, CLO, CSO. The current value of € 4.1 billion is spread over the individual product groups as follows:

Securitisations (banking book)		Nominal [in € billion]		Current value [in € billion]	Reduction in value [in %]	Rating structure of investments [in %]					
		31.12.2007		30.6.2008		AAA	AA	A	BBB	Others	NA[1]
CMBS	Total	**2.46**	**2.21**	**1.91**	**14**						
	Europe	2.00	1.87	1.63	13	59	17	14	8	2	
	USA	0.46	0.34	0.28	18	39	2	7	48	4	
RMBS	Europe	**0.96**	**0.84**	**0.76**	**10**	54	23	18	2	3	
CDO	Total	**2.49**	**2.34**	**1.30**	**44**	Rating structure of securities [in %]					
	Europe	1.00	0.95	0.68	28	21	4	10	28	11	26
	USA	1.47	1.39	0.62	55	57	18	9	5	11	
ABS (others)	Europe	**0.16**	**0.13**	**0.13**	**–2**						

[1] Including non-published ratings

These securities were pooled as a "Legacy" portfolio in the Corporate Center at the end of 2007. As is the case with the credit linked investments in the Corporate Center, most of the € 2.7 billion real estate linked investments were transacted before the spin-off of the Group from Hypo Vereinsbank in 2003. Approximately 67 % of the investments are European securities, and are broken down into "loans and receivables" and "available for sale".

With the exception of a minor percentage, the securities underlying the real estate linked investments have an investment grade rating, and feature good "Loan To Value"- and "Interest Service Coverage" (ISC) ratios.

89 % of the securities of the credit linked investments are classified as "Investment Grade", and feature good diversification over various asset classes, with an emphasis on RMBS (27 %) and CMBS (18 %). All securitisations are valued by Group Risk Control on the basis of a recognised model in accordance with the principles of IAS 39 and 39.10; this valuation, as well as the ongoing monitoring and management of the investments, are described in greater detail in the risk report of the financial statements for 2007.

Problem loans: € 1.6 billion

The early warning system of the Hypo Real Estate Group ensures that loans or borrowers whose rating might deteriorate are identified at an early stage. In line with regulatory requirements, the Group has set up an uniform process for processing problem loans, comprising restructuring and workout cases. The "problem loans" process comprises procedures for the impairment test in line with the corresponding accounting principles of the individual banks.

There are also detailed criteria for determining the procedure for creating allowances, whereby a distinction is made between individual allowances and global allowances. The criteria and the process applicable for creating an individual allowance are described in the Risk Report 2007. In addition, a global allowance is created for latent credit risks in line with common market practices.

The problem loans are limited to the Commercial Real Estate segment, and are shown in the following as of 30.6.2008:

Overall portfolio
Breakdown of problem loans

as of 30.6.2008 (half year change)


Restructuring
€ 0.5 billion
(– € 0.1 billion)
Workout
€ 1.1 billion
(– € 0.1 billion)

Total: € 1.6 billion (– € 0.2 billion)

In the first half of 2008, approx. 3 % of the restructuring or workout cases were transferred to the segment of loans which are not sub-performing. This was achieved by means of active risk management and renegotiating contracts.

Market risk

Definition and market risk management

Market risk describes the risk of a loss in value due to the fluctuation in market prices of financial instruments. The transactions of the Hypo Real Estate Group are mainly subject to the

- general interest risk,
- credit spread risk,
- exchange rate risk.

Hypo Real Estate Group manages market risk through a three pillar approach: risk-awareness of the front office, monitoring of limits by Group Risk Control and an escalation procedure to executive management. Market risk is controlled through a combined Value at Risk limit on the trading book and the Available for Sale positions as well as by monitoring sensitivities so that the market risk exposure of the Group fits within the risk strategy of the Group.

Risk measurement procedure

Risk Control uses a variance-covariance approach to calculate daily the market risk Value-at-Risk (VaR) at the overall portfolio level and also at the subportfolio level. Trading book positions as well as bank book positions are taken into consideration. The correlations and volatilities which are used are based on historical statistics for the previous 250 trading days. The VaR relates to a holding period of ten days and a one-sided 99% confidence interval. Further instruments, e.g. sensitivity analyses, round off the VaR assessment.

The interest risk of own trading was significantly reduced in the first half of 2008. With an average figure of approx. € 16.6 million for the first half of 2008 (max. € 32.4 million; min. € 8.1 million), the Group's interest risk, which comprises all trading and bank books is at a low level.

Interest rate risk VaR of the Hypo Real Estate Group (10 days holding period)


in € million
80
60
40
20
0
Jul
Aug
Sep
Oct
Nov
Dec
Jan
Feb
Mar
Apr
May
Jun

The credit spread risk defines the potential change in the present value of securities and derivatives due to changes in credit spreads. Credit spread risk measurement systems are in place for the respective positions and will be continuously refined and harmonised. It is part of the Group's strategy to further reduce the credit spread risk exposure of the trading books.

The foreign currency positions of the Hypo Real Estate Group and its subsidiaries are to a large extent hedged. The 10-day average of the VaR is € 10.1 million for the first half of 2008 (max. € 23.6 million; min. € 2.3 million).

Foreign currency VaR of the Hypo Real Estate Group (10 days holding period)


in € million
40
30
20
10
0
Jul
Aug
Sep
Oct
Nov
Dec
Jan
Feb
Mar
Apr
May
Jun

Hypo Real Estate Group was exposed only to a very limited extent to other market risks, e.g. equity risks or inflation risk. Financial derivatives are mainly used for hedging purposes.

A simulated parallel shift of 200 basis points in the interest curve would for instance have resulted in a loss of approx. € 97 million in the market value of the interest risk position.

Back and stress testing

The daily comparison of Value-at-Risk figures and subsequent actual changes in the present value of the portfolio is used for constantly monitoring and where appropriate optimising the quality of the risk measurement methods which are used. In the first half of 2008, back testing did not identify any violations at the Group level. This confirms the statistical assumptions and the risk measurement procedures used at the Hypo Real Estate Group.

Whereas the VaR measurement reflects the market risk under "normal" market conditions, stress scenarios show the market risk under extreme and abnormal conditions.

Market risk reports

Group Risk Control prepares daily reports for various recipients at the Group level:

- The market and liquidity risk report is addressed to the Group Management Board. In addition to the daily P&L, it also shows the utilisation of the limits at Group level as well at various detail levels.
- Sensitivity reports comprise sensitivity analyses for the main risk factors at various detail levels, and are made available to Risk Management as well as the members of the Management Board of Hypo Real Estate Group.

Liquidity risk

Definition

Hypo Real Estate Group distinguishes between market liquidity risk and liquidity risk.

- Market liquidity risk relates to the risk that an asset cannot be sold at the price determined by internal models or that there is no market at all.
- Liquidity risk refers to the risk that the Group, or a member of the Group, might not be able to fulfil its financial obligations at any time.

For management purposes liquidity risk is split into different time horizons: short-term; mid-term and long-term horizon (refinancing or funding risk).

Management of liquidity risk

The objective of liquidity risk management is to ensure that the Group and all of its subsidiary banks are solvent and able to fulfil their payment obligations at all times and in all market conditions. Liquidity risk is closely monitored on a daily basis and supported by forward-looking stress test scenarios. Even in a worst case scenario, this ensures the unlimited solvency of Hypo Real Estate Group and its subsidiary banks at any time. Despite difficult market conditions in the first half of 2008, the Group enjoys a stable liquidity position, and this is also reflected in the liquidity ratio in accordance with § 2 Liquidity Regulation: In June 2008, this was 1.46 on average for the German banks in the Group (see also note 41). It was thus considerably higher than the minimum level of 1.00. This is due primarily to the high holdings of highly rated securities and the broad range of refinancing sources available to the Group. The rating downgrading of one notch by Standard & Poor's on 2 July 2008 did not have any major impact on the refinancing possibilities of the Group. The outlook is now stable.

Liquidity risk is managed through a 3-pronged approach.

- Short-term: The limit on the 5-day liquidity gap is € 0 and is monitored on a daily basis by Group Risk Control.
- Medium-term: The short-term liquidity forecast is extended to 90 days and monitored to ensure that spikes for liquidity demand have been planned well in advance. The Group maintains a sufficient stock of highly liquid securities to ensure that in the event of market disruption or a specific crisis it will have sufficient access to assets to protect it against an interruption to cash flow.
- Long-term: Liquidity risk is minimised in the long-term through a robust funding plan with an emphasis on matched maturities of assets and liabilities in the business segment Commercial Real Estate.

For short-term funding, all banks in the Group have adequate access to the money market as well as liquidity reserves. In addition, the banks have extensive liquidity reserves which can be used as part of the monetary operations of the system of the European central bank or can be given in the repo market. As of 30.6.2008, the Group had a liquidity reserve of € 37.1 billion.

For medium- and long-term refinancing, the main refinancing instruments of the Group are Public Sector Pfandbriefe, Asset Covered Securities (DEPFA) as well as mortgage Pfandbriefe. Because of their high quality, these products were considerably less affected of the strained liquidity situation in the first six months. The third funding source is unsecured capital market issues. The originations of commercial paper, debt issuance and medium-term note programmes, private placements as well as interbank deposits have also enabled the banks in the Group to respond in a suitably fast manner to changing market conditions and their continously stressed market situation for long term financing.

Operational risk

Definition

Operational risk is the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events. The risk is associated with human error, systems failure, and inadequate controls and procedures.

The definition includes legal risk but excludes strategic and reputational risk.

Organisation and risk strategy

Operational risk management is the responsibility of the Group Operational Risk department. The primary aim of the Group is early identification and pro-active management of potential risk sources in order to minimise unexpected losses.

Risk management and risk report

Regular reports to the Management Board and the Risk Management Committee and, in sections, to the business units, ensure that adequate information is available to enable decisions to be taken with regard to minimising or hedging risk.

Within the Group, each business unit is itself responsible for operational risk in its own specific area of responsibility. Each segment ensures that adequate resources and processes are made available for this purpose.

The Group uses a number of firm-wide risk processes and tools for the management, measurement, monitoring and reporting of operational risk.

These are described extensively in the Risk Report of the Annual Report 2007.

Various initiatives for improving the risk profile of the Group were started in the first half of 2008. Examples include:

- Introduction of the group-wide "Key Risk Indicator Report";
- Process-related risk analyses;
- Implementation of various projects for minimising risk.

Summary and outlook

Active risk management, regular and up-to-date risk reports to management as well as decisive action, influenced by clear expectations in relation to risk/return, where appropriate also with a negative impact on results of operations, have demonstrated their worth in the first half of 2008.

As long as the secondary markets for loans and for CDO and MBS structures fail to stabilise adequately, the Group will focus on its strength as an on-balance sheet lender. If the situation improves, this strategy can be extended again by an appropriate buy-and-distribute strategy.

The second half of 2008 will be characterised by the technical and process preparations for the Basel II audit of DEPFA. This process was supported in the second quarter of 2008 by the commencement of a group-wide IT project for improving the data quality and consistency of the new Hypo Real Estate Group. Initial results which will make risk management even more efficient and effective with regard to group-wide portfolio management are expected to be seen in the autumn of 2008.

Macro-economic conditions

In view of the current macro-economic situation – relatively high inflation rates simultaneously accompanied by signs of a considerable economic slowdown – there have been increased discussions of a stagflation trend recently. This is problematical because, in such a situation, monetary and fiscal policy in the final analysis must decide whether the focus is to be placed on combating inflation or stabilising the real economy. This will prove to be a particular test for the consensus regarding economic and stability policy particularly for the Euro zone.

The energy intensity of production has declined compared with the 1970's, and this means that it has been possible to expect that the real economy will be better able to cope with the recent oil price shock. However, it is becoming increasingly uncertain as to what extent energy prices can rise before posing a risk to this strength; in particular, there is still no certainty regarding the extent to which prices will rise. In many areas, it is not possible to change over to other energy media in the short- and medium-term, and there is also a limit to the savings which can be achieved.

Despite the expansionary monetary and fiscal policy in the USA, the International Monetary Fund is currently only predicting real growth of 0.5 % for the USA for this year – which is thus a very pronounced economic slowdown. For the Eurozone and Japan, growth expectations are somewhat more positive (1.4 % in each case); however, these expectations are also considerably lower than the corresponding expectations for the two previous years.

Sector-specific conditions

Commercial Real Estate In the third quarter it is expected that Europe and the Americas with an economic downturn will experience, falling real estate prices and yield widening. This development might continue through 2009 and with rental growth not returning before 2010. The German market is expected to remain stable with less a severe correction. Yields are expected to increase in Scandinavia as credit becomes tightened. CEE and Russia should see continued stability, with strong fundamentals underpinning these economies. Indian property markets should see stabilised growth as the Bank of India tames inflation. It is expected that selective opportunity investors will begin to enter markets as the bottom, or near bottom, approaches.

Public Sector & Infrastructure Finance The economic outlook for 2008 is uncertain and there is no doubt that there are difficult times ahead. Many economists observe that America has moved closest to a downturn since the credit expansion began seven years ago. Economic seers expect the shallow retrenchment in the first six months of the year 2009 to be followed by limited improvement if any in the latter half. An anaemic economy would also present a challenge to the Federal Reserve Board, which might opt to keep cutting interest rates. Soft economic numbers, moreover, could have a detrimental effect on corporate profits – depressing financial markets and lowering tax receipts, straining government budgets, but thereby presenting opportunities for Government lenders.

Capital Markets & Asset Management Capital Markets It is not possible to see an end to the poor outlook for residential real estate and for retailing in the US. Very high forecasts for the commodity prices, including oil for the foreseeable future are gradually affecting consumers' behaviour and it is feared that some areas of the retail sector may be beginning to deteriorate significantly. There is growing concern that such continuing high oil prices will begin to impact those economies which rely largely on global distribution, particularly Asia. There is evidence of sharply reduced shipping freight rates – a leading indicator of global trade patterns. Directly related industries, such as air transportation, are naturally under increasing stress.

Asset Management Although marginally improved, the demand for new supply will stay limited as there is still pressure on liquidity and investors still seem to be cautious about investing in the sector. Investors will continue to look for the less complex structures with transparent valuations to invest in for the near term.

Company-specific conditions

The forecasts which relate to the future development of Hypo Real Estate Group constitute estimates which have been made on the basis of all information available at present. If the assumptions on which the forecasts are based fail to materialise, or if risks (as detailed in the risk report) occur to an extent which has not been calculated, the actual results may differ from the results which are currently expected.

The decision of Standard & Poor's to downgrade some ratings of the Hypo Real Estate Group by one notch is not expected to have any significantly negative impact. In the field of Real Estate Financing, the new business of the Hypo Real Estate Group benefits from the fact that most of the business volume is backed by Pfandbriefe, whose AAA prime rating is unchanged. The Public Sector Finance business of DEPFA is benefitting not only from the AAA-rated covered bonds but also the short-term rating of DEPFA BANK plc which has been confirmed by S&P as A–1 with a stable outlook.

The crisis on the capital and financing markets has continued in the first half of 2008, and has become even more serious in certain areas; it is consequently still impossible to make any reliable assessment of the short-term conditions of the markets. The international finance markets continue to be fragile and, in certain areas, are unable to function at all, or only to a limited extent. In this context, it is possible that the credit industry – and thus the Hypo Real Estate Group – may continue to be affected by further charges in the course of the next few quarters.

Following the fall in prices on the US real estate market, prices on some European real estate markets are also falling appreciably. As a result of this, and also as a result of the overall deterioration in the macro-economic situation, provisions for losses on loans and advances might rise in future compared with the below plan value seen in the first half of 2008.

In the financial 2007, a model reserve of € 90 million was created and recognised in the income statement in order to cover uncertainties relating to the assumptions and estimates made in relation to the valuation of the collateralised debt obligations (CDOs). The uncertainty relating to the assumptions and estimates which had been made were reduced in the first half of 2008. As a consequence, the model reserve has been partially released in the income statement (€ 70 million). The valuation model will probably be finalised by the end of the third quarter of 2008. Further parts of the model reserve may be released. However, possible further widening of credit spreads and a deterioration in the security pool might result in additional charges attributable to the CDOs in the net income from financial investments and net trading income in the income statement; these might be considerably higher than any reversal of the model reserve. In addition, default risks and other deteriorations in market conditions might also result in lower fair values of the trading portfolios, which would have to be recognised directly in the income statement.

With regard to further opportunities and risks, please refer to the descriptions in the paragraph opportunities and risks of the Forecast Report of the Annual Report 2007.

The mandatory convertible bond issued in the third quarter of 2007 will be swapped for shares of Hypo Real Estate Holding AG on 20 August 2008. This will increase the IFRS equity of the Hypo Real Estate Group. The fair value of the embedded derivative at that time and the related deferred income tax asset or the related deferred income tax liability will have to be shown in equity under retained earnings not affecting income.

Overall, the Management Board expects to see a further positive development in operating business. However, in view of the still volatile market development and the possible effects on the development in the results of the Group, it is furthermore not possible at present to make any specific statements regarding the further course of business in 2008.

Consolidated Financial Statements

Income Statement
for the period from 1 January to 30 June 2008

Income/expenses

in € million	Note · Page	1.1.–30.6.2008	1.1.–30.6.2007	Change in € million	Change in %
Operating revenues	8 · 46	420	605	−185	−30.6
Net interest income and similar income	9 · 46	603	437	166	38.0
Interest income and similar income		8,279	3,655	4,624	> 100.0
Interest expenses and similar expenses		7,676	3,218	4,458	> 100.0
Net commission income	10 · 46	69	88	−19	−21.6
Commission income		116	105	11	10.5
Commission expenses		47	17	30	> 100.0
Net trading income	11 · 46, 13 · 47	−86	46	−132	< −100.0
Net income from financial investments	12 · 46, 13 · 47	−164	19	−183	< −100.0
Net income from hedge relationships	14 · 47	−4	11	−15	< −100.0
Balance of other operating income/expenses	15 · 47	2	4	−2	−50.0
Provisions for losses on loans and advances	16 · 47	70	64	6	9.4
General administrative expenses	17 · 48	305	186	119	64.0
Balance of other income/expenses	18 · 48	162	—	162	> 100.0
thereof: Effects from DEPFA acquisition		161	—	161	> 100.0
Pre-tax profit		**207**	**355**	−148	−41.7
Taxes on income	19 · 48	47	136	−89	−65.4
thereof: Deferred taxes on capitalised losses carried forward relating to other periods		2	48	−46	−95.8
Effects from DEPFA acquisition		41	—	41	> 100.0
Net income/loss		**160**	**219**	−59	−26.9
attributable to:					
Equity holders (consolidated profit from the parent company)		160	219	−59	−26.9
Minority interest		—	—	—	—
		160	**219**	−59	−26.9

Earnings per share

in €	Note · Page	1.1.–30.6.2008	1.1.–30.6.2007
Basic earnings per share	21 · 49	0.81	1.63
Diluted earnings per share	21 · 49	0.81	1.63
Basic earnings per share[1]	21 · 49	1.27	1.99
Diluted earnings per share[1]	21 · 49	1.27	1.99

[1] Excluding (inclusive the tax effects resulting out of it) the special effect from measurement of derivative embedded in mandatory convertible bond, the valuation result from CDO portfolio affecting income and the effects from capitalised losses carried forward relating to other periods

Income Statement for the period from 1 April to 30 June 2008

Income/expenses

in € million	1.4.– 30.6.2008	1.4.– 30.6.2007	Change in € million	Change in %
Operating revenues	236	310	−74	−23.9
Net interest income and similar income	304	220	84	38.2
Interest income and similar income	4,055	1,827	2,228	>100.0
Interest expenses and similar expenses	3,751	1,607	2,144	>100.0
Net commission income	34	46	−12	−26.1
Commission income	56	55	1	1.8
Commission expenses	22	9	13	>100.0
Net trading income	12	29	−17	−58.6
Net income from financial investments	−135	6	−141	<−100.0
Net income from hedge relationships	15	7	8	>100.0
Balance of other operating income/expenses	6	2	4	>100.0
Provisions for losses on loans and advances	37	30	7	23.3
General administrative expenses	160	97	63	64.9
Balance of other income/expenses	−22	–	−22	<−100.0
thereof: Effects from DEPFA acquisition	−23	–	−23	<−100.0
Pre-tax profit	**17**	**183**	−166	−90.7
Taxes on income	5	71	−66	−93.0
thereof: Deferred taxes on capitalised losses carried forward relating to other periods	−5	25	−30	<−100.0
Effects from DEPFA acquisition	−6	–	−6	<−100.0
Net income/loss	**12**	**112**	−100	−89.3
attributable to:				
Equity holders (consolidated profit from the parent company)	12	112	−100	−89.3
Minority interest	–	–	–	–
	12	**112**	−100	−89.3

Assets

In € million	Note · Page	30.6.2008	31.12.2007	Change in € million	Change in %
Cash reserve		1,057	10,654	−9,597	−90.1
Trading assets	22 · 50	15,645	20,552	−4,907	−23.9
Loans and advances to other banks	23 · 50	48,267	51,975	−3,708	−7.1
Loans and advances to customers	24 · 50	213,560	213,173	387	0.2
Allowances for losses on loans and advances	26 · 51	−823	−905	82	9.1
Financial investments	27 · 52	98,784	88,851	9,933	11.2
Property, plant and equipment		61	68	−7	−10.3
Intangible assets		2,543	2,555	−12	−0.5
Other assets	28 · 52	12,193	9,870	2,323	23.5
Income tax assets	29 · 52	4,135	3,381	754	22.3
Current tax assets		138	114	24	21.1
Deferred tax assets		3,997	3,267	730	22.3
Total assets		**395,422**	**400,174**	−4,752	−1.2

Equity and liabilities

In € million	Note · Page	30.6.2008	31.12.2007	Change in € million	Change in %
Liabilities to other banks	30 · 53	128,111	111,241	16,870	15.2
Liabilities to customers	31 · 53	25,841	27,106	−1,265	−4.7
Liabilities evidenced by certificates	32 · 53	195,633	218,080	−22,447	−10.3
Trading liabilities	33 · 53	11,747	14,835	−3,088	−20.8
Provisions	34 · 53	129	144	−15	10.4
Other liabilities	35 · 53	20,814	14,722	6,092	41.4
Income tax liabilities	36 · 54	2,847	2,357	490	20.8
Current tax liabilities		155	116	39	33.6
Deferred tax liabilities		2,692	2,241	451	20.1
Subordinated capital	37 · 54	5,538	5,615	−77	−1.4
Liabilities		**390,660**	**394,100**	−3,440	−0.9
Equity attributable to equity holders		4,762	6,074	−1,312	−21.6
Subscribed capital		602	602	–	–
Additional paid-in capital		5,929	5,926	3	0.1
Retained earnings		1,294	943	351	37.2
Revaluation reserve		−3,223	−1,857	−1,366	−73.6
AfS reserve		−1,798	−346	−1,452	<−100.0
Cash flow hedge reserve		−1,425	−1,511	86	5.7
Consolidated profit 2007		–	457	−457	−100.0
Consolidated profit 1.1.–30.6.2008		160	–	160	>100.0
Profit carried forward from prior year		–	3	−3	−100.0
Minority interest in equity		–	–	–	–
Equity		4,762	6,074	−1,312	−21.6
Total equity and liabilities		**395,422**	**400,174**	−4,752	−1.2

Equity

in € million	2008	2007
Balance at 1.1.	6,074	3,445
Subscribed capital	–	–
Additional paid-in capital	3	–
Retained earnings	351	319
Revaluation reserve	–1,366	–328
AfS reserve	–1,452	–140
Cash flow hedge reserve	86	–188
Consolidated profit from previous year	–457	–542
Consolidated profit 1.1.–30.6.	160	219
Profit carried forward from prior year	–3	–
Minority interest	–	–
Balance at 30.6.	4,762	3,113

The Annual General Meeting of Hypo Real Estate Holding AG adopted a resolution on 27 May 2008 for a dividend of € 101 million (€ 0.50 per share) to be paid out to the shareholders out of the net income of € 475 million of Hypo Real Estate Holding AG for 2007 (2007: dividend payment of € 201 million, or € 1.50 per share).

Cash Flow Statement

in € million	2008	2007
Cash and cash equivalents at 1.1.	10,654	648
+/– Cash flow from operating activities	1,599	2,053
+/– Cash flow from investing activities	–11,821	–2,620
+/– Cash flow from financing activities	–168	150
+/– Effects of exchange rate changes and non-cash valuation changes	793	56
Cash and cash equivalents at 30.6.	1,057	287

1 Principles

Hypo Real Estate Holding AG has prepared its interim financial statements for the period ended 30 June 2008 in line with EC ordinance No. 1606/2002 of the European Parliament and Council of 19 July 2002 in accordance with International Financial Reporting Standards (IFRS). These financial statements are based on the IFRS rules, which have been adopted in European Law by the EU commission as part of the endorsement process; it is also based on the regulations of commercial law which are applicable in accordance with section 315a (1) HGB (German Commercial Code). With the exception of IAS 39, all mandatory IFRS rules have been completely endorsed by the EU. Certain regulations of IAS 39, relating to fair value hedge accounting for a portfolio hedge of interest risks, have not been endorsed. The Hypo Real Estate Group does not apply this type of hedge accounting, therefore the financial statements are accordingly consistent with the entire IFRS and also with the IFRS as applicable in the EU.

The IFRS are standards and interpretations adopted by the International Accounting Standards Board (IASB). These are the International Financial Reporting Standards (IFRS), the International Accounting Standards (IAS) and the interpretations of the International Financial Reporting Interpretations Committee (IFRIC) or the former Standing Interpretations Committee (SIC).

If they are not inconsistent with the IFRS, the German Accounting Standards (Deutsche Rechnungslegungs Standards – DRS) published by the Deutsche Rechnungslegungs Standards Committee (DRSC) have been taken into account.

Adopted IFRS The Hypo Real Estate Group applies all standards and interpretations adopted by the IASB or IFRIC as endorsed by the EU. The accounting and valuation methods as of 30 June 2008 are the same as those applied in the consolidated financial statements for 2007.

2 Consolidation

The Annual Report 2007 contains a list of all consolidated and non consolidated holdings on the pages 159 to 165. All consolidated and non consolidated special purpose entities without capital holding are also listed.

Compared with the group of consolidated companies described in the Annual Report 2007, the following changes arose:

On 29 January 2008, Hypo Real Estate Capital Corporation, New York, a wholly owned subsidiary of Hypo Real Estate Bank International AG, Munich, and Quadra Realty Trust, Inc., New York, announced the signing of a merger agreement. In accordance with this agreement, Hypo Real Estate Capital Corporation through its special purpose subsidiary HRECC Merger Sub Inc., which been formed for such purposes of this transaction, made a tender offer regarding the outstanding shares of 65.3% in Quadra Realty Trust, Inc., which it did not own for a price of US$ 10.6506 per share in cash. With the completed tender offer Quadra Realty Trust, Inc., announced an additional dividend of US$ 0.3494 (a total of US$ 9 million) payable to Quadra Realty Trust, Inc.'s, shareholders. Therefore, each outstanding Quadra shareholder received US$ 11.00 in the aggregate for each Quadra share. On the date of expiration of the tender offer (12 March 2008, midnight) more than 89% of the shares owned by outstanding shareholders of Quadra Realty Trust, Inc., (other than Hypo Real Estate Capital Corporation, Inc.) had been tendered which resulted in Hypo Real Estate Capital Corporation holding more than 90% of Quadra Realty Trust, Inc.'s, shares through its wholly owned subsidiary HRECC Merger Sub Inc. Therefore, with effect of 14 March 2008 (4:01 p.m. EST), Quadra Realty Trust, Inc., could be merged with HRECC Merger Sub Inc. The transaction has now been completed. Since this date, Quadra Realty Trust, Inc., is a wholly owned subsidiary of Hypo Real Estate Capital Corporation Inc. Quadra Realty Trust, Inc., is a company which invested primarily in commercial real estate financing and similar products. An income after transaction costs of € 22 million shown in net income from financial investments resulted from the first time consolidation as Hypo Real Estate Group's interest in the net fair value of the recognised identifiable assets, liabilities and contingent liabilities exceeded the costs of the business combination. The initial accounting of the acquisition was determined only provisionally according to IFRS 3.62 because the fair values of the identifiable assets, liabilities and contingent liabilities could not be determined finally. The fair values at the time of the business combination determined provisionally correspond to the carrying amounts immediately prior to the business combination.

The special purpose entity Liffey Belmont, LLC, was initially consolidated in the second quarter of 2008. This special purpose vehicle possesses a complex of residential buildings in the USA, which was acquired as part of a salvage acquisition. The properties are shown under other assets instead of loans and advances, as they are to be sold if a favourable market opportunity arises. The initial consolidation has not resulted in any other major effects in the income statement or balance sheet.

The special purpose entity Isar Gotham West 38th Street LLC i. L., New York, has been deconsolidated, because it was dissolved on 24 January 2008. The assets belonging to the company were sold in financial 2007, which mean that the deconsolidation has not had any major impact on the income statement or the balance sheet.

Collineo Asset Management USA, Inc., New York, and Hypo Capital Markets Inc, New York, have been deconsolidated because the companies were dissolved on 16 June 2008 and 19 June 2008 respectively. The assets belonging to the companies had been previously transferred to DEPFA BANK plc, which means that the deconsolidation has not had any major impact on the income statement or the balance sheet.

With effect from 31 March 2008, 24:00 hours, Hypo Public Finance Bank, Dublin, merged with its parent company DEPFA BANK plc, Dublin, by way of a section 33 scheme in accordance with the Irish Central Bank Act 1971. All Irish assets of Hypo Public Finance Bank were thus essentially transferred to DEPFA BANK plc. Hypo Public Finance Bank will continue to exist as a legal entity and will retain some assets in its balance sheet. The internal merger under Irish law did not have any impact on the net assets, financial position and results of operations of the Group.

Segment reporting

3 Notes to segment reporting by business segment (primary segmenting)

The **Hypo Real Estate Group (HREG)** has been divided into the three business segments Commercial Real Estate, Public Sector & Infrastructure Finance and Capital Markets & Asset Management. These segments are used as the basis of managing the group. In segment reporting, these business segments are therefore defined as primary segments.

The business segment **Commercial Real Estate (CRE)** combines mainly the International and German businesses of the strategic, commercial real estate financing from Hypo Real Estate Bank AG and Hypo Real Estate Bank International AG. The segment is split into the four platforms: Germany, Europe, America and Asia.

The business segment **Public Sector & Infrastructure Finance (PS & IF)** pools mainly the Public Sector business of DEPFA BANK plc and its subsidiaries. In addition, the segment contains the Infrastructure- and Asset-Based-Finance portfolios of DEPFA BANK plc and its subsidiaries. The segment consists of the platforms Public Sector and Infrastructure Finance.

The business segment **Capital Markets & Asset Management (CM & AM)** pools the Capital Markets and the Asset Management business of the group. The platform Capital Markets reflects the majority of trading assets and trading liabilities as well as income from securitisations and business with DEPFA-customer derivatives. The platform Asset Management mainly consists of the business of Collineo Asset Management, Morrigan TRR Funding LLC and the guaranteed investments contracts (GIC) business.

The column **"Corporate Center"** includes consolidation transactions as well as the contributions to earnings of the non-strategic portfolios. In addition, it includes the contributions to earnings of the corporate centers and the board.

Hypo Real Estate Group's segment reporting is based on its internal controlling instrument and management information system, which is prepared in accordance with IFRS. Transactions between segments are carried out on an arms length basis. Income and expenses are shown such that they reflect the originating unit. The segments operate as autonomous companies with their own equity resources and responsibility for profits and losses. Revenues are allocated by portfolio structures. General administrative expenses are allocated to the correct segment according to causation.

In addition to the comparative figures, according to IAS 1.36, pro forma financial information are disclosed to make the comparison between the fiscal year 2008 and 2007 easier. The pro forma financial information report income as if DEPFA BANK plc had been part of the Hypo Real Estate Group since 1 January 2006.

4 Income statement, broken down by business segment

Income/expenses

in € million		CRE	PS & IF	CM & AM	Corporate Center	HREG
Operating revenues	1.1.–30.6.2008	431	388	59	–458	420
	1.1.–30.6.2007	471	17	60	57	605
	pro forma 1.1.–30.6.2007	471	422	87	38	1,018
Net interest income and similar income	1.1.–30.6.2008	382	336	21	–136	603
	1.1.–30.6.2007	362	14	23	38	437
	pro forma 1.1.–30.6.2007	362	268	38	6	674
Net commission income	1.1.–30.6.2008	41	18	13	–3	69
	1.1.–30.6.2007	80	3	10	–5	88
	pro forma 1.1.–30.6.2007	80	18	16	–5	109
Net trading income	1.1.–30.6.2008	–19	28	9	–104	–86
	1.1.–30.6.2007	3	–	27	16	46
	pro forma 1.1.–30.6.2007	3	–16	33	31	51
Net income from financial investments	1.1.–30.6.2008	23	2	20	–209	–164
	1.1.–30.6.2007	18	–	–6	7	19
	pro forma 1.1.–30.6.2007	18	143	–6	8	163
Net income from hedge relationships	1.1.–30.6.2008	–	4	–4	–4	–4
	1.1.–30.6.2007	5	–	6	–	11
	pro forma 1.1.–30.6.2007	5	8	6	–	19
Balance of other operating income/expenses	1.1.–30.6.2008	4	–	–	–2	2
	1.1.–30.6.2007	3	–	–	1	4
	pro forma 1.1.–30.6.2007	3	1	–	–2	2
Provisions for losses on loans and advances	1.1.–30.6.2008	48	–	–	22	70
	1.1.–30.6.2007	43	1	1	19	64
	pro forma 1.1.–30.6.2007	43	1	1	19	64
General administrative expenses	1.1.–30.6.2008	89	65	42	109	305
	1.1.–30.6.2007	97	3	17	69	186
	pro forma 1.1.–30.6.2007	97	73	45	115	330
Balance of other income/expenses	1.1.–30.6.2008	–	–	–	162	162
	1.1.–30.6.2007	–	–	–	–	–
	pro forma 1.1.–30.6.2007	–	–	–	–	–
thereof: Effects from DEPFA acquisition	1.1.–30.6.2008	–	–	–	161	161
	1.1.–30.6.2007	–	–	–	–	–
	pro forma 1.1.–30.6.2007	–	–	–	–	–
Pre-tax profit	1.1.–30.6.2008	**294**	**323**	**17**	**–427**	**207**
	1.1.–30.6.2007	**331**	**13**	**42**	**–31**	**355**
	pro forma 1.1.–30.6.2007	**331**	**348**	**41**	**–96**	**624**

5 Key ratios, broken down by business segment

Key ratio

in %		CRE	PS & IF	CM & AM	HREG
Cost-income ratio (based on operating revenues)	1.1.–30.6.2008	20.6	16.8	71.2	72.6
	1.1.–30.6.2007	20.6	17.6	28.3	30.7
	pro forma 1.1.–30.6.2007	20.6	17.3	51.7	32.4

6 Key capital ratios (based on German Commercial Code [HGB]), broken down by business segment

The risk-weighted counterparty risk positions (including counterparty risks in the trading book) and the market risk positions as of 30 June 2008 were as follows:

Risk-weighted counterparty risk positions

in € billion		CRE	PS & IF	CM & AM	HREG
Risk-weighted counterparty risk positions (including counterparty risks in the trading book)	30.6.2008	27.6	38.6	2.4	82.8
	31.12.2007[1]	50.1	38.3	2.5	101.0

[1] According to BIS, as reported in the Annual Report 2007

Market risik positions

in € million		CRE	PS & IF	CM & AM	HREG
Currency risks	30.6.2008	38	–	< 1	38
	31.12.2007[1]	20	–	–	19
Interest rate risks	30.6.2008	12	–	342	354
	31.12.2007[1]	17	–	411	428
Risks from equity securities/risks from options	30.6.2008	1	–	–	1
	31.12.2007[1]	2	–	4	6
Total	30.6.2008	**51**	**–**	**342**	**393**
	31.12.2007[1]	**39**	**–**	**415**	**453**

[1] According to BIS, as reported in the Annual Report 2007

7 Employees, broken down by business segment

Employees

		CRE	PS & IF	CM & AM	Corporate Center	HREG
Employees	30.6.2008	298	307	135	1,164	1,904
	31.12.2007	338	336	157	1,169	2,000

Notes to the income statement

8 Operating revenues

Operating revenues

in € million	1.1.– 30.6.2008	1.1.– 30.6.2007
Net interest income and similar income	603	437
Net commission income	69	88
Net trading income	−86	46
Net income from financial investments	−164	19
Net income from hedge relationships	−4	11
Balance of other operating income/expenses	2	4
Total	**420**	**605**

9 Net interest income and similar income

Net interest income and similar income, broken down by categories of income/expenses

in € million	1.1.– 30.6.2008	1.1.– 30.6.2007
Interest income and similar income	**8,279**	**3,655**
Lending and money-market business	6,427	2,767
Fixed-income securities and government-inscribed debt	1,849	885
Equity securities and other variable-yield securities	2	1
Companies valued using the equity method	–	2
Other	1	–
Interest expenses and similar expenses	**7,676**	**3,218**
Deposits	3,038	742
Liabilities evidenced by certificates	4,402	2,087
Subordinated capital	175	66
Current result from swap transactions (balance of interest income and interest expenses)	61	323
Total	**603**	**437**

Interest margin

in € million	1.1.– 30.6.2008	1.1.– 30.6.2007
Average volume of business	395,349	164,391
Based on average volume of business[1] (in %)	**0.31**	**0.53**

[1] Net interest income and similiar income/average volume of business

Total interest income for financial assets that are not at fair value through profit or loss, amount to € 8.2 billion (1.1.–30.6.2007: € 3.6 billion). Total interest expenses for financial liabilities that are not at fair value through profit or loss amount to € 7.6 billion (1.1.–30.6.2007: € 2.9 billion).

Net interest income and similar income includes income of € 9 million (1.1.–30.6.2007: € 11 million) due to the increase in the present value of the adjusted allowances resulting over a period of time.

10 Net commission income

Net commission income

in € million	1.1.– 30.6.2008	1.1.– 30.6.2007
Securities and custodial services	−5	−5
Lending operations and other service operations	74	93
Total	**69**	**88**

Net commission income is attributable exclusively to financial assets and financial liabilities which are not designated at fair value through profit and loss.

11 Net trading income

Net trading income

in € million	1.1.– 30.6.2008	1.1.– 30.6.2007
from other equity instruments and related derivatives	–	6
from interest rate instruments and related derivatives	69	21
from credit risk instruments and related derivatives	−155	19
thereof: valuation result from synthetic CDOs	−106	–
from foreign exchange trading interest	–	–
Total	**−86**	**46**

12 Net income from financial investments

Net income from financial investments

in € million	1.1.– 30.6.2008	1.1.– 30.6.2007
Income from financial investments	173	30
Expenses from financial investments	337	11
Total	**−164**	**19**

Based on valuation categories, net income from financial investments is broken down as follows:

Net income from financial investments by IAS 39 categories

in € million	1.1.– 30.6.2008	1.1.– 30.6.2007
Held-to-maturity financial investments	–	17
Available-for-sale financial investments	−227	2
thereof: Impairment on Cash CDOs	−214	–
Loans-and-receivables financial investments	–	–
Negative difference from business combination	22	–
Result from investment properties	41	–
Total	**−164**	**19**

13 Combined valuation result from the CDO portfolio

Valuation result

in € million	Valuation result 1.1.–30.6.2008 affecting income	not-affecting income[1]
Synthetic CDOs	−106	–
US-american	−80	–
European	−26	–
Cash CDOs	−214	21
US-american	−261	46
European	−23	−25
Model reserve	70	–
Total	**−320**	**21**

[1] Including deferred taxes

The portfolio of collateralised debt obligations (CDOs) is with the exeception of one bonded loan categorised as AfS. The European cash CDOs also contain collateralised loan obligations (CLOs) and collateralised swap obligations (CSOs). Furthermore it is a matter of importance for accounting whether CDOs are classified as cash structures or as synthetic structures.

Synthetic CDOs constitute embedded derivatives which have to be separated in accordance with IAS 39 – as clarified from the Institut der Wirtschaftsprüfer (IDW) in its position paper dated 10 December 2007 –, and any changes in value have to be recognised in the income statement. In the case of cash CDOs, changes in value are normally recognised directly in equity in the AfS reserve. If there is an objective evidence of an impairment, the cumulative changes in value recognised directly in equity have to be reversed and shown in the result of the period. The valuation is based on internal present-value models. In the financial year 2007 a model reserve of € 90 million had been recognised in the income statement-related valuation result for uncertainty with regard to the assumptions and estimates which have been made on the valuation of collateralised debt obligations. In the first half of 2008 the uncertainty with regard to the assumptions and estimates could be reduced. In consequence the model reserve could be released affecting income statement by € 70 million.

14 Net income from hedge relationships

Net income from hedge relationships

in € million	1.1.–30.6.2008	1.1.–30.6.2007
Result from fair value hedge accounting	8	–
Result from hedged items	2,552	−64
Result from hedging instruments	−2,544	64
Result from dFVTPL investments and related derivatives	−12	11
Result from dFVTPL investments	−34	−128
Result from derivatives related to dFVTPL investments	22	139
Total	**−4**	**11**

No ineffectiveness was recognised in the income statement for the period 1.1.–30.6.2008 and 1.1.–30.6.2007.

15 Balance of other operating income/expenses

Balance of other operating income/expenses

in € million	1.1.–30.6.2008	1.1.–30.6.2007
Other operating income	13	9
Other operating expenses	11	5
Balance of other operating income/expenses	**2**	**4**

16 Provisions for losses on loans and advances

Provisions for lending business

in € million	1.1.–30.6.2008	1.1.–30.6.2007
Provisions for losses on loans and advances	71	65
Additions	80	103
Releases	−9	−38
Provisions for contingent liabilities and other commitments	–	–
Additions	–	–
Releases	–	–
Recoveries from write-offs of loans and advances	−1	−1
Total	**70**	**64**

17 General administrative expenses

General administrative expenses

In € million	1.1.–30.6.2008	1.1.–30.6.2007
Personnel expenses	163	118
Wages and salaries	136	102
Social security costs	19	12
Pension expenses and related employee benefit costs	8	4
Other general administrative expenses	118	60
Depreciation/amortisation	24	8
on software and other intangible assets excluding goodwill	17	5
on property, plant and equipment	7	3
Total	**305**	**186**

Cost-income ratio

in %	1.1.–30.6.2008	1.1.–31.12.2007
Cost-income ratio (based on operating revenues)	72.6	48.0

18 Balance of other income/expenses

Balance of other income/expenses

in € million	1.1.–30.6.2008	1.1.–30.6.2007
Other income	162	–
thereof: Effects from DEPFA acquisition	161	–
Other expenses	–	–
Balance of other income/expenses	**162**	**–**

The balance of other income/expenses includes effects from the DEPFA acquisition. As of 30 June 2008, these effects were attributable to the mandatory convertible bond issued in August 2007 to finance the DEPFA acquisition. This mandatory convertible bond contains an embedded compound derivative based on shares of Hypo Real Estate Holding AG which, in accordance with IAS 39, shall be separated from the host contract and measured at fair value as derivative. The change in the fair value has to be recognised in the income statement. The measurement of the derivative as of 30 June 2008 has resulted in pre-deferred tax income of € 161 million.

19 Taxes on income

Breakdown

in € million	1.1.–30.6.2008	1.1.–30.6.2007
Current taxes	46	74
Deferred taxes	1	62
thereof: Deferred taxes on capitalised losses carried forward relating to other periods	2	48
Effects from DEPFA acquisition	41	–
Total	**47**	**136**

Taxes on income contain a deferred tax income of € 49 million resulting from the capitalisation of current tax losses.

20 Net gains/net losses

The income statement contains the following income statement-related net gains/net losses according to IFRS 7.20 a:

Net gains/net losses

in € million	1.1.–30.6.2008	1.1.–30.6.2007
Loans and receivables	–5	–3
Held to maturity	–	17
Available for sale	–227	2
Held for trading[1]	75	46
Designated at Fair Value through P&L	–12	11
Financial liabilities at amortised cost	10	12

[1] Including the income in the amount of € 161 million from the embedded derivative comprised in the mandatory convertible bond shown in balance of other income/expenses (1.1.–30.6.2007: € 0 million)

21 Earnings per share

In accordance with IAS 33 (Earnings per Share), earnings per share are calculated by dividing consolidated net income by the weighted average number of circulating shares. For the basic as well as diluted earnings, the number of circulating ordinary shares is increased by the potential shares which would as a maximum be issued by the actual conversion of the mandatory convertible bond issued in August 2007. The financing expenses connected with the mandatory convertible bond are added to consolidated net income.

Earnings per share

		1.1.–30.6.2008	1.1.–30.6.2007
Consolidated profit/loss	in € million	160	219
+ Financing expenses for the mandatory convertible bond, net of tax effects	in € million	10	–
Adjusted consolidated profit	in € million	170	219
Adjusted average number of issued ordinary shares	units	200,896,366	134,072,175
Potential shares to be issued upon conversion of the mandatory convertible bond	units	9,786,063	–
Adjusted weighted average total number of issued and potential ordinary shares	units	210,682,429	134,072,175
Basic earnings per share	in €	**0.81**	**1.63**
Diluted earnings per share	in €	**0.81**	**1.63**

Excluding (inclusive the tax effect resulting out of it) result from special effect from measurement of derivative embedded in mandatory convertible bond, the valuation result from CDO portfolio affecting income as well as the effects from capitalised losses carried forward relating to other periods earnings per share are as follows:

Earnings per share

		1.1.–30.6.2008	1.1.–30.6.2007
Consolidated profit/loss[1]	in € million	257	267
+ Financing expenses for the mandatory convertible bond, net of tax effects	in € million	10	–
Adjusted consolidated profit	in € million	267	267
Adjusted average number of issued ordinary shares	units	200,896,366	134,072,175
Potential shares to be issued upon conversion of the mandatory convertible bond	units	9,786,063	–
Adjusted weighted average total number of issued and potential ordinary shares	units	210,682,429	134,072,175
Basic earnings per share[1]	in €	**1.27**	**1.99**
Diluted earnings per share[1]	in €	**1.27**	**1.99**

[1] Excluding (inclusive the tax effects resulting out of it) the special effect from measurement of derivative embedded in mandatory convertible bond, the valuation result from CDO portfolio affecting income and the effects from capitalised losses carried forward relating to other periods

Notes to the balance sheet (Assets)

22 Trading assets

Trading assets

in € million	30.6.2008	31.12.2007
Debt securities and other fixed-income securities	7,810	11,165
Equity securities and other variable-yield securities	–	–
Positive fair values from derivative financial instruments	1,632	787
Other trading assets	589	2,398
Stand alone derivatives (bankbook)	5,614	6,202
Total	**15,645**	**20,552**

23 Loans and advances to other banks

Loans and advances to other banks, broken down by type of business

in € million	30.6.2008	31.12.2007
Loans and advances	40,667	38,675
Public sector loans	29,588	31,128
Real estate loans	1,268	1,280
Other loans and advances	9,811	6,267
Investments	7,600	13,300
Total	**48,267**	**51,975**

Loans and advances to other banks, broken down by maturities

in € million	30.6.2008	31.12.2007
Repayable on demand	2,759	2,519
With agreed maturities	45,508	49,456
up to 3 months	9,133	15,195
from 3 months to 1 year	7,549	6,034
from 1 year to 5 years	6,958	12,187
from 5 years and over	21,868	16,040
Total	**48,267**	**51,975**

24 Loans and advances to customers

Loans and advances to customers, broken down by type of business

in € million	30.6.2008	31.12.2007
Loans and advances	212,580	213,161
Public sector loans	141,691	142,698
Real estate loans	60,556	60,870
Other loans and advances	10,333	9,593
Investments	980	12
Total	**213,560**	**213,173**

Loans and advances to customers, broken down by maturities

in € million	30.6.2008	31.12.2007
Unspecified terms	95	6
With agreed maturities	213,465	213,167
up to 3 months	5,592	6,105
from 3 months to 1 year	11,934	12,004
from 1 year to 5 years	49,452	52,329
from 5 years and over	146,487	142,729
Total	**213,560**	**213,173**

The loans and advances to customers contain a portfolio of loans that have been designated as at fair value through profit and loss (dFVTPL) to reduce the measurement inconsistency with the offsetting derivative, which is an economic hedge of the position. The dFVTPL-loans and advances amount to € 479 million (31 December 2007: € 569 million). The dFVTPL-loans and advances were acquired in the course of the take-over of DEPFA BANK plc.

In 2008, the loans and advances designated as at fair value through profit or loss had fair value move of € 0 million attributable to a change in the credit risk of the asset (2007: € –4 million). This was offset by a fair value move on the credit derivative of € 0 million (2007: € 4 million).

The book value of the above loans reflects the maximum exposure to credit risk on these assets. This credit exposure is reduced by € 474 million by the related credit derivative.

25 Volume of lending

Volume of lending

In € million	30.6.2008	31.12.2007
Loans and advances to other banks	40,667	38,675
Loans and advances to customers	212,580	213,161
Contingent liabilities	4,030	4,379
Total	**257,277**	**256,215**

26 Allowances for losses on loans and advances

Development

in € million	Individual allowances on loans and advances	Portfolio-based allowances	Total
Balance at 1.1.2007	**728**	**212**	**940**
Changes affecting income	9	−89	−80
Gross additions	171	16	187
Releases	−138	−105	−243
Increase of the present value due to passage of time (unwinding)	−24	–	−24
Changes not affecting income	−65	110	45
Use of existing loan-loss allowances	−184	–	−184
Effects of currency translations and other changes not affecting income	119	110	229
Balance at 31.12.2007	**672**	**233**	**905**
Balance at 1.1.2008	**672**	**233**	**905**
Changes affecting income	53	−61	−8
Gross additions	70	10	80
Releases	−8	−1	−9
Increase of the present value due to passage of time (unwinding)	−9	–	−9
Release model reserve	–	−70	−70
Changes not affecting income	−65	−9	−74
Use of existing loan-loss allowances	−83	−9	−92
Effects of currency translations and other changes not affecting income	18	–	18
Balance at 31.3.2008	**660**	**163**	**823**

With the exception of a model reserve created for the valuation of the CDO portfolio in the amount of € 20 million which is disclosed in the portfolio-based allowances the allowances for losses on loans and advances were exclusively created for the measurement category loans and receivables.

At 30 June 2008, the following amounts were noted by the group as being past due. However, no impairment provision was made against these amounts as the bank does not consider that there is any issue regarding their recoverability. Such timing issues in receipts of payments due occur frequently in the normal course of business and do not, by themselves impair the quality of the receivable. The total book value in relation to the amounts has also been disclosed to put the size of the amounts in question into context.

Loans and receivables: past due but not impaired (due amount)

in € million	30.6.2008	31.12.2007
up to 3 months	91	57
from 3 months to 6 months	11	16
from 6 months to 1 year	13	12
from 1 year and over	16	15
Total	**131**	**100**

Loans and receivables: past due but not impaired (total loan/investment)

in € million	30.6.2008	31.12.2007
up to 3 months	4,344	4,628
from 3 months to 6 months	1,495	2,881
from 6 months to 1 year	1,408	1,353
from 1 year and over	527	351
Total	**7,774**	**9,213**

27 Financial investments

Breakdown

in € million	30.6.2008	31.12.2007
AfS financial investments	93,601	82,196
Shares in non-consolidated subsidiaries	58	58
Participating interests	45	132
Debt securities and other fixes-income securities	93,494	82,002
Equity securities and other variable-yield securities	4	4
dFVTPL financial investments	3,243	4,628
Debt securities and other fixed-income securities	3,243	4,628
LaR financial investments	1,882	1,915
Debt securities and other fixed-income securities	1,882	1,915
Companies valued using the equity method	—	86
Investment properties	58	26
Total	**98,784**	**88,851**

Financial investments, broken down by maturities

in € million	30.6.2008	31.12.2007
Unspecified terms	165	306
With agreed maturities	98,619	88,545
up to 3 months	1,628	2,197
from 3 months to 1 year	3,687	4,246
from 1 year to 5 years	15,319	18,151
from 5 years and over	77,985	63,951
Total	**98,784**	**88,851**

28 Other assets

Other assets

in € million	30.6.2008	31.12.2007
Positive fair values from derivative financial instruments	11,633	9,285
Hedging derivatives	11,557	9,234
Micro fair value hedge	5,454	3,694
Cash flow hedge	6,103	5,540
Derivatives hedging dFVTPL financial instruments	76	51
Salvage acquisitions	190	185
Other assets	283	334
Deferred charges and prepaid expenses	33	10
Capitalised excess cover of qualified insurance for pension provisions	54	56
Total	**12,193**	**9,870**

29 Income tax assets

Income tax assets

in € million	30.6.2008	31.12.2007
Current tax assets	138	114
Deferred tax assets	3,997	3,267
Total	**4,135**	**3,381**

Notes to the balance sheet (Equity and liabilities)

30 Liabilities to other banks

Liabilities to other banks by maturities

in € million	30.6.2008	31.12.2007
Repayable on demand	1,196	1,046
With agreed maturities	126,915	110,195
up to 3 months	43,161	75,219
from 3 months to 1 year	70,893	28,376
from 1 year to 5 years	4,904	5,019
from 5 years and over	7,957	1,581
Total	**128,111**	**111,241**

31 Liabilities to customers

Liabilities to customers by maturities

in € million	30.6.2008	31.12.2007
Repayable on demand	962	1,916
With agreed maturities	24,879	25,190
up to 3 months	5,101	7,856
from 3 months to 1 year	6,323	3,679
from 1 year to 5 years	5,199	5,170
from 5 years and over	8,256	8,485
Total	**25,841**	**27,106**

32 Liabilities evidenced by certificates

Liabilities evidenced by certificates, broken down by maturities

in € million	30.6.2008	31.12.2007
With agreed maturities		
up to 3 months	19,663	41,556
from 3 months to 1 year	38,559	31,413
from 1 year to 5 years	68,700	79,568
from 5 years and over	68,711	65,543
Total	**195,633**	**218,080**

33 Trading liabilities

Trading liabilities

in € million	30.6.2008	31.12.2007
Negative fair values from derivative financial instruments	1,626	862
Equity-related transactions	8	—
Interest-based and foreign-currency-based transactions	753	361
Credit-related transactions	823	444
Others	42	57
Other trading liabilities	5,100	7,551
Stand alone derivatives (bankbook)	5,021	6,422
Total	**11,747**	**14,835**

34 Provisions

Breakdown

in € million	30.6.2008	31.12.2007
Provisions for pensions and similar obligations	67	65
Restructuring provisions	24	33
Provisions for contingent liabilities and other commitments	9	13
Other provisions	29	33
thereof: Long-term liabilities to employees	5	6
Total	**129**	**144**

As of 1 January 2005, the Hypo Real Estate Group took out an insurance policy which is classified as a "qualified insurance policy" under IAS 19 to protect itself against the primary risks arising from the defined-benefit pension commitments. The expected return of the plan assets has been calculated by employing the long-term risk-free interest rate in accordance with the investment strategy of the plan assets. The plan assets do not cover the obligations for companies which were initially consolidated as part of the take-over of DEPFA BANK plc and the new pension commitments after 1 January 2005.

35 Other liabilities

Other liabilities

in € million	30.6.2008	31.12.2007
Negative fair values from derivative financial instruments	20,206	14,073
Hedging derivatives	20,165	14,021
Micro fair value hedge	13,260	6,996
Cash flow hedge	6,905	7,025
Derivatives hedging dFVTPL financial instruments	41	52
Other liabilities	499	619
Deferred income	109	30
Total	**20,814**	**14,722**

36 Income tax liabilities

Income tax liabilities

in € million	30.6.2008	31.12.2007
Current tax liabilities	155	116
Deferred tax liabilities	2,692	2,241
Total	**2,847**	**2,357**

37 Subordinated capital

Breakdown

in € million	30.6.2008	31.12.2007
Subordinated liabilities	2,261	2,127
Participating certificates outstanding	1,322	1,511
Hybrid capital instruments	1,955	1,977
Total	**5,538**	**5,615**

38 Treasury stock and Incentive Compensation Programme

As of 30 June 2008 the DEPFA BANK plc Deferred Stock Trust, Dublin, held unchanged 211,896 shares in Hypo Real Estate Holding AG. Of these shares, 181,820 were awarded to employees of the Group. These shares will become fully vested in February 2009.

These shares are held by the Trust until the specified vesting conditions are satisfied. The restricted shares carry no voting rights, but do carry entitlements to receive dividends as and when declared. Restricted shares are awarded for no consideration, and are subject only to continued employment over the vesting period.

There was no trading in treasury shares in the first six months of 2008.

Other notes

39 Assets and liabilities according to measurement categories

Asset and liabilities according to measurement categories

in € million	30.6.2008	31.12.2007
Assets		
Loans-and-receivables (LaR)	262,407	265,589
Held-to-maturity (HtM)	–	–
Available-for-sale (AfS)	93,601	82,196
Held-for-trading (HfT)	15,645	20,552
dFVTPL-assets (dFVTPL)	3,722	5,197
Cash reserve	1,057	10,654
Positive fair values from hedging derivatives	11,633	9,285
Liabilities		
Held-for-trading (HfT)	11,747	14,835
Financial liabilities at amortised cost	355,474	362,460
Negative fair values from hedging derivatives	20,206	14,073

40 Contingent liabilities and other commitments

Contingent liabilities and other commitments

in € million	30.6.2008	31.12.2007
Contingent liabilities[1]	**4,030**	**4,379**
Guarantees and indemnity agreements	4,030	4,379
Loan guarantees	107	377
Performance guarantees and indemnities	1,059	1,279
Documentary credits	2,864	2,723
Other commitments	**24,597**	**35,507**
Irrevocable loan commitments	14,724	17,267
Book credits	970	1,191
Guarantees	110	181
Mortgage and public sector loans	13,644	15,895
Liquidity facilities	9,853	16,542
Other commitments	20	1,698
Total	**28,627**	**39,886**

[1] In principle, the amount of contingent liabilities equates to the amount of contingent assets.

41 Key capital ratios (based on German Commercial Code)

The executive officers manage regulatory capital on the basis of the guidelines, which were issued for own funds by the Basel Committee on Banking Supervision in July 1988, in combination with the German Solvency Regulation from December 2006. According to these standards the total equity capital ratio (equity capital/risk weighted assets) may not go below 8.0 %. In addition, the core capital (Tier I) must consist of at least 50 % of equity capital (core capital and supplementary capital), so that the core capital ratio may not be lower than 4.0 %. At the same time, the own funds ratio, which is calculated by dividing the own funds by the total risk weighted assets, must be no lower than 8.0 %. The total risk weighted assets are determined by multiplying the capital requirements for market risk (including trades in options) and operational risk by 12.5 and adding the resulting figures to the sum of risk weighted assets for credit risk. These requirements were fulfilled by the Hypo Real Estate Group in the past.

Own funds consist of core capital and supplementary capital (equity capital) plus Tier III capital and are as follows, as of 30 June 2008:

Own funds[1]

in € million	30.6.2008	31.12.2007[2]
Core capital (Tier I)	7,358	7,060
Supplementary capital (Tier II)	2,859	2,937
Equity capital	**10,217**	**9,997**
Tier III capital	–	–
Total	**10,217**	**9,997**

[1] Consolidated pursuant to section 10 a German Banking Act (KWG)
[2] As per approved annual financial statements and after profit distribution

The risk-weighted counterparty risk positions (including counterparty risks in the trading book), the operational risks and market risk positions were as follows:

Risk-weighted counterparty risk positions

in € billion	30.6.2008	31.12.2007[1]
Risk-weighted counterparty risk positions (including counterparty risks in the trading book)	82.8	101.0

[1] According to BIS, as reported in the Annual Report 2007

The operational risks amount to € 237 million as of 30 June 2008.

Market risk positions

in € million	30.6.2008	31.12.2007[1]
Currency risks	38	19
Interest rate risks	354	428
Risks from equity securities/ risks from options	1	6
Total	**393**	**453**

[1] According to BIS, as reported in the Annual Report 2007

The regulatory capital ratios were calculated on the basis of the definition for regulatory capital according to Basel I and risk-weighted assets according to Basel II. The resulting ratios as of 30 June 2008 were thus as follows:

Key capital ratios

in %	30.6.2008	31.12.2007[1]
Core capital ratio	8.6	7.0
Equity capital ratio	11.9	9.9
Own funds ratio (overall indicator)	11.3	9.4

[1] As per approved annual financial statements and after profit distribution; according to BIS, as reported in the Annual Report 2007

42 Summary of quarterly financial data

Hypo Real Estate Group

		2nd Quarter 2007	3rd Quarter 2007	4th Quarter 2007	1st Quarter 2008	2nd Quarter 2008
Operating performance						
Operating revenues	in € million	310	274	27	184	236
Net interest income and similar income	in € million	220	234	434	299	304
Net commission income	in € million	46	54	56	35	34
Net trading income	in € million	29	−18	−252	−98	12
Net income from financial investments	in € million	6	18	−206	−29	−135
Net income from hedge relationships	in € million	7	−15	−1	−19	15
Balance of other operating income/expenses	in € million	2	1	−4	−4	6
Provisions for losses on loans and advances	in € million	30	17	−142	33	37
General administrative expenses	in € million	97	85	164	145	160
Balance of other income/expenses (exluding restructuring expenses)	in € million	—	65	25	184	−22
Pre-tax profit (excluding restructuring expenses)	in € million	183	237	30	190	17
Restructuring expenses	in € million	—	—	35	—	—
Pre-tax profit	in € million	183	237	−5	190	17
Net income/loss[1]	in € million	137	179	−19	155	7
Key indicators						
Total volume of lending	in € billion	93.4	94.4	256.2	257.4	257.3
Risk assets compliant with BIS rules[2]	in € billion	73.0	75.0	101.0	84.2	82.8
Core capital ratio compliant with BIS rules[3]	in %	6.9	6.7	7.0[4]	8.3	8.6
Employees		1,237	1,230	2,000	2,000	1,904

[1] Excluding the effects from capitalised losses carried forward relating to other periods and the effect from revaluation according to Corporate Tax Reform Act
[2] Including counterparty risks in the trading book; 2007 according to BIS, as reported in the Annual Report 2007
[3] 2007 according to BIS, as reported in the Annual Report 2007
[4] As per approved annual financial statements and after profit distribution

Hypo Real Estate Group

		2nd Quarter 2007 (pro forma)	3rd Quarter 2007 (pro forma)	4th Quarter 2007 (pro forma)	1st Quarter 2008	2nd Quarter 2008
Operating performance						
Operating revenues	in € million	520	412	33	184	236
Net interest income and similar income	in € million	335	357	440	299	304
Net commission income	in € million	55	69	56	35	34
Net trading income	in € million	23	−73	−252	−98	12
Net income from financial investments	in € million	86	49	−206	−29	−135
Net income from hedge relationships	in € million	19	−7	−1	−19	15
Balance of other operating income/expenses	in € million	2	17	−4	−4	6
Provisions for losses on loans and advances	in € million	30	17	−142	33	37
General administrative expenses	in € million	170	162	164	145	160
Balance of other income/expenses	in € million	—	—	−6	184	−22
Pre-tax profit	in € million	320	233	5	190	17

Commercial Real Estate

		2nd Quarter 2007 (pro forma)	3rd Quarter 2007 (pro forma)	4th Quarter 2007 (pro forma)	1st Quarter 2008	2nd Quarter 2008
Operating performance						
Operating revenues	in € million	248	247	245	231	200
Net interest income and similar income	in € million	179	196	202	194	188
Net commission income	in € million	43	46	26	21	20
Net trading income	in € million	–	–	−1	−11	−8
Net income from financial investments	in € million	21	3	15	23	–
Net income from hedge relationships	in € million	4	−1	2	–	–
Balance of other operating income/expenses	in € million	1	3	1	4	–
Provisions for losses on loans and advances	in € million	20	8	15	23	25
General administrative expenses	in € million	50	46	37	44	45
Balance of other income/expenses	in € million	–	–	–	–	–
Pre-tax profit	in € million	178	193	193	164	130
New business	in € billion	9.4	9.7	6.8	3.1	2.6

Public Sector & Infrastructure Finance

		2nd Quarter 2007 (pro forma)	3rd Quarter 2007 (pro forma)	4th Quarter 2007 (pro forma)	1st Quarter 2008	2nd Quarter 2008
Operating performance						
Operating revenues	in € million	225	190	222	204	184
Net interest income and similar income	in € million	133	153	158	157	179
Net commission income	in € million	11	10	15	7	11
Net trading income	in € million	−13	−15	13	34	−6
Net income from financial investments	in € million	80	29	33	2	–
Net income from hedge relationships	in € million	12	13	8	4	–
Balance of other operating income/expenses	in € million	2	–	−5	–	–
Provisions for losses on loans and advances	in € million	–	–	−1	–	–
General administrative expenses	in € million	37	37	42	32	33
Balance of other income/expenses	in € million	–	–	–	–	–
Pre-tax profit	in € million	188	153	181	172	151
New business	in € billion	18.1	21.3	13.8	16.7	11.7

Capital Markets & Asset Management

		2nd Quarter 2007 (pro forma)	3rd Quarter 2007 (pro forma)	4th Quarter 2007 (pro forma)	1st Quarter 2008	2nd Quarter 2008
Operating performance						
Operating revenues	in € million	36	−25	−43	3	56
Net interest income and similar income	in € million	19	20	27	11	10
Net commission income	in € million	4	15	13	9	4
Net trading income	in € million	10	−32	−64	−41	50
Net income from financial investments	in € million	–	−9	−8	24	−4
Net income from hedge relationships	in € million	3	−19	−11	–	−4
Balance of other operating income/expenses	in € million	–	–	–	–	–
Provisions for losses on loans and advances	in € million	1	–	–	–	–
General administrative expenses	in € million	21	25	30	22	20
Balance of other income/expenses	in € million	–	–	–	–	–
Pre-tax profit	in € million	14	−50	−73	−19	36
New business	in € billion	3.5	3.2	3.5	0.5	1.5

Corporate Center		2nd Quarter 2007 (pro forma)	3rd Quarter 2007 (pro forma)	4th Quarter 2007 (pro forma)	1st Quarter 2008	2nd Quarter 2008
Operating performance						
Operating revenues	in € million	11	—	−391	−254	−204
Net interest income and similar income	in € million	4	−12	53	−63	−73
Net commission income	in € million	−3	−2	2	−2	−1
Net trading income	in € million	26	−26	−200	−80	−24
Net income from financial investments	in € million	−15	26	−246	−78	−131
Net income from hedge relationships	in € million	—	—	—	−23	19
Balance of other operating income/expenses	in € million	−1	14	—	−8	6
Provisions for losses on loans and advances	in € million	9	9	−156	10	12
General administrative expenses	in € million	62	54	55	47	62
Balance of other income/expenses	in € million	—	—	−6	184	−22
Pre-tax profit	in € million	−60	−63	−296	−127	−300

Munich, 12 August 2008

Hypo Real Estate Holding Aktiengesellschaft
The Management Board

Georg Funke (CEO) Cyril Dunne Dr. Markus Fell Thomas Glynn

Dr. Robert Grassinger Bo Heide-Ottosen Frank Lamby Bettina von Oesterreich

To the best of our knowledge, and in accordance with the applicable reporting principles for interim financial reporting, the interim consolidated financial statements give a true and fair view of the assets, liabilities, financial position and profit or loss of the group, and the interim management report of the group includes a fair review of the development and performance of the business and the position of the group, together with a description of the principal opportunities and risks associated with the expected development of the group for the remaining months of the financial year.

Munich, 12 August 2008

Hypo Real Estate Holding Aktiengesellschaft
The Management Board

Georg Funke (CEO)	*Cyril Dunne*	*Dr. Markus Fell*	Thomas Glynn
Dr. Robert Grassinger	Bo Heide-Ottosen	Frank Lamby	Bettina von Oesterreich

We have reviewed the condensed interim consolidated financial statements of the Hypo Real Estate Holding AG, Munich – comprising the condensed balance sheet, the condensed income statement, condensed cash flow statement, condensed statement of changes in equity and selected explanatory notes – together with the interim group management report of the Hypo Real Estate Holding AG, Munich for the period from 1 January to 30 June 2008 that are part of the semi annual financial report according to § 37w WpHG ["Wertpapierhandelsgesetz": "German Securities Trading Act"]. The preparation of the condensed interim consolidated financial statements in accordance with those IFRS applicable to interim financial reporting as adopted by the EU, and of the interim group management report in accordance with the requirements of the WpHG applicable to interim group management reports, is the responsibility of the Company's management. Our responsibility is to issue a report on the condensed interim consolidated financial statements and on the interim group management report based on our review.

We performed our review of the condensed interim consolidated financial statements and the interim group management report in accordance with the German generally accepted standards for the review of financial statements promulgated by the Institut der Wirtschaftsprüfer (IDW). Those standards require that we plan and perform the review so that we can preclude through critical evaluation, with a certain level of assurance, that the condensed interim consolidated financial statements have not been prepared, in material aspects, in accordance with the IFRS applicable to interim financial reporting as adopted by the EU, and that the interim group management report has not been prepared, in material aspects, in accordance with the requirements of the WpHG applicable to interim group management reports. A review is limited primarily to inquiries of company employees and analytical assessments and therefore does not provide the assurance attainable in a financial statement audit. Since, in accordance with our engagement, we have not performed a financial statement audit, we cannot issue an auditor's report.

Based on our review, no matters have come to our attention that cause us to presume that the condensed interim consolidated financial statements have not been prepared, in material respects, in accordance with the IFRS applicable to interim financial reporting as adopted by the EU, or that the interim group management report has not been prepared, in material respects, in accordance with the requirements of the WpHG applicable to interim group management reports.

Munich, 12 August 2008

KPMG Deutsche Treuhand-Gesellschaft
Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft

Bors	Techet
Wirtschaftsprüfer	Wirtschaftsprüfer

The Chairman of the Supervisory Board was notified by the Chairman of the Audit Committee of the Supervisory Board of the results of the committee meeting on 12 August 2008. In this meeting, the interim report for the period ended 30 June 2008 as well as the report of the auditor concerning the audit review were presented and explained by the Management Board. The auditor attended the meeting. The business development, the earnings situation and financial position of the company were discussed. The Audit Committee has approved the interim report. The Chairman of the Supervisory Board informed all members of the Supervisory Board about the results of the meeting.

Munich, 12 August 2008

The Chairman of the Supervisory Board

Kurt F. Viermetz

Service Chapter

Financial Calendar

Financial Calendar 2008

13 August 2008	Publication of the results for the second quarter of 2008
12 November 2008	Publication of the results for the third quarter of 2008

Addresses

Hypo Real Estate Holding AG

Unsöldstraße 2
80538 Munich
Germany
Telephone +49(0)89 203007-0
Fax +49(0)89 203007-772
info@hyporealestate.com
www.hyporealestate.com

Hypo Real Estate Bank AG (Germany)

Von-der-Tann-Straße 2
80539 Munich
Germany
Telephone +49(0)89 2880-0
Fax +49(0)89 2880-12100
info@hyporealestate.de
www.hyporealestate.de

Hypo Real Estate Bank International AG

Von-der-Tann-Straße 2
80539 Munich
Germany
Telephone +49(0)89 2880-0
Fax +49(0)89 2880-10319
info@hypointernational.com
www.hypointernational.com

DEPFA Deutsche Pfandbriefbank AG

Ludwig-Erhard-Straße 14
65760 Eschborn
Germany
Telephone +49(0)6196 9990-0
Fax +49(0)6196 9990-1331
info@depfa.com
www.depfa-pfandbriefbank.com

DEPFA BANK plc

1 Commons Street
Dublin 1
Ireland
Telephone +353 1 792 22 22
Fax +353 1 792 22 11
info@depfa.com
www.depfa.com

Future-oriented Statements

This report contains future-oriented statements in the form of intentions, assumptions, expectations or forecasts. These statements are based on the plans, estimates and predictions currently available to the management of Hypo Real Estate Holding AG. Future-oriented statements therefore only apply on the day on which they are made. We do not undertake any obligation to update such statements in light of new information or future events. By their nature, future-oriented statements contain risks and factors of uncertainty. A number of important factors can contribute to actual results deviating considerably from future-oriented statements. Such factors include the condition of the financial markets in Germany, Europe and the USA, the possible default of borrowers or counterparties of trading companies, the reliability of our principles, procedures and methods for risk management as well as other risks associated with our business activity.

Internet Service

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www.hyporealestate.com
Go to Investor Relations and find information on Hypo Real Estate Holding's share, external ratings of our Group companies, facts and figures. You can also find our annual and interim reports on our website, you can download them, use them interactively or order a print version online.

Imprint

Publisher
Hypo Real Estate Holding AG, Munich

Concept, Design and Realisation
KMS TEAM GmbH, Munich

Hypo Real Estate Holding AG
Unsöldstraße 2
80538 Munich
Germany
Telephone +49(0)89 203007-0
Fax +49(0)89 203007-772
www.hyporealestate.com

END